Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of April 15, 2021,

among

THERMO FISHER SCIENTIFIC INC.,

POWDER ACQUISITION CORP.

and

PPD, INC.

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Defined Term	Location of Definition
$	Section 9.04
Acceptable Confidentiality Agreement	Section 9.03
Additional Stockholder	Section 9.03
Adverse Recommendation Change	Section 5.02(e)
affiliate	Section 9.03
Affiliate Transaction	Section 3.20
Agreement	Preamble
Anti-Corruption Laws	Section 3.14(c)
Antitrust Laws	Section 9.03
Appraisal Shares	Section 2.01(d)
Authorizations	Section 3.14(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Book-Entry Shares	Section 2.02(b)
Business Day	Section 9.03
Certificate of Merger	Section 1.03
Certificates	Section 2.02(b)
cGMP	Section 9.03
Chosen Courts	Section 9.10(b)
Claim	Section 6.05(a)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Company	Preamble
Company Acquisition Agreement	Section 5.02(a)
Company Balance Sheet	Section 3.06(d)
Company Benefit Plan	Section 9.03
Company Board	Recitals
Company Bonus Program	Section 6.04(f)
Company Bylaws	Section 3.01(a)
Company Charter	Section 3.01(a)
Company Common Stock	Recitals
Company DC Plans	Section 6.04(d)
Company Disclosure Letter	Article III
Company Intellectual Property	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Preferred Stock	Section 3.02(a)
Company PSU	Section 9.03
Company Recommendation	Section 3.04(b)
Company Registered Intellectual Property	Section 3.17(a)
Company Representatives	Section 6.17(a)
Company Restricted Share	Section 9.03
Company RSU	Section 9.03
Company SEC Documents	Section 3.06(a)

Defined Term	Location of Definition
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Stockholder Approval	Section 3.04(b)
Company Takeover Proposal	Section 9.03
Company Termination Fee	Section 6.06(b)(iii)
Company Unvested Stock Option	Section 2.03(a)(iii)
Company Vested Stock Option	Section 2.03(a)(i)
Confidential Disclosure Agreement	Section 6.02
Consent	Section 3.05(b)
Continuing Employee	Section 6.04(a)
Contract	Section 9.03
control	Section 9.03
Controlled Group	Section 3.10(d)
Converted Exercise Price	Section 2.03(a)(iii)
Converted PSU Award	Section 2.03(a)(v)
Converted RSU Award	Section 2.03(a)(iv)
Converted Stock Option Award	Section 2.03(a)(iii)
Copyrights	Section 9.03
COVID-19	Section 9.03
COVID-19 Response	Section 9.03
Credit Agreement	Section 9.03
Debt Financing	Section 6.17(a)
Designated Deferred Taxes	Section 9.03
DGCL	Recitals
Director RSU	Section 2.03(a)(ii)
DOJ	Section 6.03(c)
dollars	Section 9.04
Effective Time	Section 1.03
Electronic Delivery	Section 9.06
Environmental Authorizations	Section 3.16(a)
Environmental Claims	Section 3.16(b)(i)
Environmental Law	Section 3.16(b)(ii)
Equity Interests	Section 3.02(a)
ERISA	Section 3.10(c)
Exchange Act	Section 9.03
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.03(a)(iii)
Excluded Information	Section 6.17(b)
Excluded Shares	Section 2.01(b)
Extended Outside Date	Section 8.01(b)(i)
FCPA	Section 3.14(c)
Financing Parties	Section 9.03
FTC	Section 6.03(c)
GCP	Section 9.03
GLP	Section 9.03

v

Defined Term	Location of Definition
Governmental Entity	Section 3.05(b)
Hazardous Materials	Section 3.16(b)(iii)
Health Care Laws	Section 3.15(a)
HSR Act	Section 3.05(b)
Indebtedness	Section 9.03
Indemnified Persons	Section 6.05(a)
Indenture	Section 9.03
Information Statement	Section 6.01(b)
Intellectual Property	Section 9.03
Intervening Event	Section 9.03
IT Assets	Section 9.03
Judgment	Section 3.05(a)
JV Entity	Section 9.03
knowledge	Section 9.03
Law	Section 3.05(a)
Lease	Section 3.11(b)
Leased Real Property	Section 3.11(b)
Legal Restraints	Section 7.01(a)
Liens	Section 9.03
Material Contract	Section 3.12(a)
Material Customer	Section 3.12(a)(ix)
Material Supplier	Section 3.12(a)(x)
Measurement Date	Section 3.02(a)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
New Plans	Section 6.04(b)
Notice of Adverse Recommendation Change	Section 5.02(f)
Notified Bodies	Section 3.14(b)
OSS	Section 9.03
Outside Date	Section 8.01(b)(i)
Owned Real Property	Section 3.11(a)
Parent	Preamble
Parent DC Plan	Section 6.04(d)
Parent Expenses	Section 6.06(c)
Parent Material Adverse Effect	Section 9.03
Parent Stock Price	Section 2.03(a)(iii)
Patents	Section 9.03
Paying Agent	Section 2.02(a)
Payoff Letter	Section 6.16(a)
Permitted Liens	Section 9.03
Permitted Remedial Action	Section 6.03(d)
Person	Section 9.03
Personal Data	Section 9.03
Policy on Certain Terminations	Section 9.03

Defined Term	Location of Definition
Principal Stockholders	Section 9.03
Privacy and Data Security Requirements	Section 9.03
Proceeding	Section 3.13
Process	Section 9.03
Processing	Section 9.03
Proxy Statement	Section 6.01(b)
Qualifying Company Takeover Proposal	Section 5.02(c)
Recent SEC Reports	Article III
Release	Section 3.16(b)(iv)
Remedial Action	Section 6.03(d)
Representatives	Section 9.03
Required Regulatory Approvals	Section 9.03
Sarbanes-Oxley Act	Section 3.06(b)
SEC	Section 9.03
Section 262	Section 2.01(d)
Securities Act	Section 9.03
Senior Employee	Section 9.03
Significant Subsidiary	Section 3.03(a)
Specified Agreement	Section 9.03
Stockholder Consent	Section 6.01(a)
Subsidiary	Section 9.03
Superior Proposal	Section 9.03
Surviving Corporation	Section 1.01
Tax Return	Section 9.03
Taxes	Section 9.03
Taxing Authority	Section 9.03
Trade Secrets	Section 9.03
Trademarks	Section 9.03
Transactions	Section 9.03
Voting Company Debt	Section 3.02(c)
Voting Subsidiary Debt	Section 3.03(c)
Written Consent	Section 6.01(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of April 15, 2021 (this “Agreement”), by and among Thermo Fisher Scientific Inc., a company organized under the laws of Delaware (“Parent”), Powder Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and PPD, Inc., a Delaware corporation (the “Company”).  Unless expressly stated otherwise, Parent, Merger Sub and the Company are referred to in this Agreement individually as a “party” and collectively as the “parties”.

WHEREAS, the parties intend that at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement, (iii) resolved to recommend that the holders of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), adopt this Agreement and (iv) directed that this Agreement be submitted to the Company’s stockholders for adoption by the Company’s stockholders entitled to vote thereon;

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified and agreed by Parent and the Company, which date shall be no later than the third Business Day following the satisfaction (or waiver by the party entitled thereto) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver by the party entitled thereto) of such conditions), remotely via the electronic exchange of documents and signature pages, unless another time or date shall be agreed in writing by the parties hereto.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.  Effective Time.  Prior to the Closing, Parent, Merger Sub and the Company shall prepare, and on the Closing Date, Parent, Merger Sub and the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04.  Effects of Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05.  Certificate of Incorporation and Bylaws.  At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to Powder Acquisition Corp.), and (b) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to Powder Acquisition Corp.), in each case, subject to the requirements of Section 6.05 and until thereafter amended in accordance with applicable Law and the applicable provisions therein.

SECTION 1.06.  Directors and Officers.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on Capital Stock; Payment for Shares

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

(b)  Cancellation of Stock Owned by the Company, Parent or Merger Sub.  Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub or any other direct or indirect wholly owned Subsidiary of the Company or of Parent (such shares, “Excluded Shares”), in each case immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)  Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than Excluded Shares and Appraisal Shares) shall be converted into the right to receive an amount in cash equal to $47.50, without interest and less any applicable withholding Taxes (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02.

(d)  Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) (such shares, “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist and shall represent the right to receive only those rights provided under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to receive those rights under and to be paid such consideration as is determined pursuant to Section 262, shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c).  If the Surviving Corporation makes any payment after the Effective Time with respect to Appraisal Shares to the holders thereof pursuant to such holders’ appraisal rights under Section 262, then any portion of the Merger Consideration relating to such Appraisal Shares held in the Exchange Fund shall be delivered by the Paying Agent to the Surviving Corporation upon demand.  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, any withdrawals of any such demands or any other instruments served pursuant to the DGCL and received by the Company relating to the rights of appraisal of the holders of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, or otherwise negotiate any such demands, or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demand for appraisal or offer to settle or settle any such demand that is not conditioned on consummation of the Merger.

SECTION 2.02.  Payment of Merger Consideration.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration as provided in Section 2.01(c).  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash necessary to pay for the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)  Exchange Procedure.  Promptly (and in any event no later than three Business Days) after the Effective Time, Parent shall direct the Paying Agent to mail to each holder of record of a certificate or certificates, or a non-certificated share or non-certificated shares, that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates” or “Book-Entry Shares”, respectively) which were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in customary form and have such other provisions as Parent and the Company may reasonably agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Merger Consideration.  Upon (A) in the case of a Certificate, surrender of such Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent or (B) in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), the holder of such Certificate or Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 2.01(c), and the Certificate or Book-Entry Share, as applicable, so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in accordance with this Article II.  No interest shall be paid or accrue on the cash payable to any holder of a Certificate or Book-Entry Share in accordance with the provisions of this Article II.

(c)  No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock that such Certificate or Book-Entry Share represented immediately prior to the Effective Time. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.  No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate Book-Entry Share until the surrender of such Certificate Book-Entry Share in accordance with this Section 2.02.

(d)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon.

(e)  No Liability.  None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered for Merger Consideration prior to the four (4) year anniversary of the Effective Time (or, if earlier, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)  Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.  No such investment or any loss thereon shall affect the amounts payable pursuant to this Article II.   Parent shall take actions necessary to ensure that the Exchange Fund includes at all times cash in an amount sufficient for the Paying Agent to pay the Merger Consideration in accordance with this Agreement.

(g)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, or, if the undistributed portion of the Exchange Fund has been returned to Parent pursuant to Section 2.02(d), by Parent, the posting by such Person of a bond in such reasonable and customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or Parent, as applicable, shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration.

(h)  Withholding Rights.  Each of the Surviving Corporation, Merger Sub, Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld under applicable Law with respect to Taxes. Any amounts so deducted or withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 2.03.  Equity Awards.  (a)  Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions (including obtaining any required Consents) as may be required to effect the following, effective upon the Effective Time:

(i) except as otherwise agreed in writing between any holder of a Company Vested Stock Option, on the one hand, and Parent, on the other hand, each Company Stock Option that is outstanding and vested as of immediately prior to the Effective Time, including any such Company Stock Option that vests as a result of the occurrence of the Merger (a “Company Vested Stock Option”) shall, without any action on the part of Parent, the Company, the holder thereof or any other Person, be canceled, with the holder of such Company Vested Stock Option becoming entitled to receive with respect thereto solely an amount in cash, without interest, equal to the sum of (A) (x) the excess of (1) the Merger Consideration over (2) the exercise price per share of such Company Vested

Stock Option, multiplied by (y) the number of shares of Company Common Stock subject to such Company Vested Stock Option as of immediately prior to the Effective Time and (B) any amount of the option bonus payment that the holder of such Company Stock Option is entitled to receive with respect to such Company Stock Option in connection with the Company’s May 2019 dividend recapitalization transaction that remains unpaid as of immediately prior to the Effective Time;

(ii) each Company RSU that is outstanding as of immediately prior to the Effective Time and that is held by a non-employee member of the Company Board (whether vested or unvested) (a “Director RSU”) shall, without any action on the part of Parent, the Company, the holder thereof or any other Person, be canceled, with the holder of such Director RSU becoming entitled to receive with respect thereto solely an amount in cash, without interest, equal to (A) the Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Director RSU as of immediately prior to the Effective Time;

(iii) each Company Stock Option that is outstanding and unvested as of immediately prior to the Effective Time, after giving effect to any vesting that would occur as a result of the occurrence of the Merger (a “Company Unvested Stock Option”), shall, without any action on the part of Parent, the Company, the holder thereof or any other Person, be canceled and converted into a stock option award (a “Converted Stock Option Award”) with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Company Unvested Stock Option immediately prior to the Effective Time, (A) with respect to a number of shares of Parent common stock that is equal to the product (rounded down to the nearest whole share) of (x) the Exchange Ratio (as defined below) and (y) the total number of shares of Company Common Stock subject to such Company Unvested Stock Option as of immediately prior to the Effective Time and (B) with an exercise price per share that is equal to the quotient (rounded up to the nearest cent) of (x) the exercise price per share of such Company Unvested Stock Option as of immediately prior to the Effective Time divided by (y) the Exchange Ratio (the exercise price in this clause (B), the “Converted Exercise Price”).  With respect to any fractional share of Parent common stock that would otherwise be included in a Converted Stock Option Award but for the rounding down to the nearest share of Parent common stock as described in the immediately foregoing sentence, the holder of the applicable Company Stock Option shall be entitled to receive a cash payment, without interest, equal to the product (rounded down to the nearest cent) of (I) the amount of such fractional share of Parent common stock and (II) the excess of (X) the Parent Stock Price over (Y) the Converted Exercise Price.  For purposes of this Agreement, “Exchange Ratio” means a fraction, (1) the numerator of which is the Merger Consideration and (2) the denominator of which is the average closing price, rounded down to the nearest cent, per share of Parent common stock on the New York Stock Exchange for the consecutive period of ten (10) days immediately preceding (but not including) the Closing Date (the average closing price described in this clause (2), the “Parent Stock Price”);

(iv) each Company RSU that is not a Director RSU and that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, without any action on the part of Parent, the Company, the holder thereof or any other Person, be canceled and converted into a restricted stock unit award (a “Converted RSU Award”)  with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Company RSU immediately prior to the Effective Time, with respect to a number of shares of Parent common stock that is equal to the product (rounded up to the nearest whole share) of (x) the Exchange Ratio and (y) the total number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time; and

(v) each Company PSU that is outstanding and unvested as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Company, the holder thereof or any other Person, be canceled and converted into a restricted stock unit award (a “Converted PSU Award”) with substantially the same terms and conditions (except that such restricted stock unit award shall no longer be subject to performance-based vesting conditions) as were applicable to such Company PSU immediately prior to the Effective Time, with respect to a number of shares of Parent common stock that is equal to the product (rounded up to the nearest whole share) of (x) the Exchange Ratio and (y) the total number of shares of Company Common Stock subject to such Company PSU based, except as set forth in Section 2.03 of the Company Disclosure Letter, on the greater of (1) the target level of performance applicable to such Company PSU and (2) the actual level of performance achieved as of immediately prior to the Effective Time, as determined by the Company Board in its reasonable discretion in accordance with the applicable plans and agreements after reasonable prior consultation with Parent.

(b)  Following the Effective Time, Parent shall continue to honor the Company’s Policy on Certain Terminations as in effect on the date hereof, with respect to the Converted Stock Option Awards, Converted RSU Awards and Converted PSU Awards, which, for the avoidance of doubt, provides that, in the event of the termination of employment or services of the holder of a Converted Stock Option Award, Converted RSU Award, or Converted PSU Award, as applicable:

(i) by Parent or its Subsidiaries other than for Cause (as defined in the applicable Company Stock Plan and award agreement thereunder), and other than due to such holder’s Disability (as defined below), within 18 months following the Effective Time, such award shall immediately become fully vested upon such termination;

(ii) due to the holder’s death or Disability (as defined in the applicable Company Stock Plan and award agreement thereunder), in each case, at any time following the Effective Time, such award shall immediately become (x) fully vested upon such termination, in the case of a Converted Stock Option Award or Converted RSU Award, and (y) vested upon such termination with respect to a pro-rata portion thereof (calculated based on the number of days elapsed in the performance period that was previously applicable to such Converted PSU Award prior to such termination), in the case of a Converted PSU Award; or

(iii) due to the holder’s Retirement (as defined below), at any time following the Effective Time, (x) such award shall immediately become vested upon such termination with respect to a pro-rata portion thereof (calculated based on the number of days elapsed in the vesting period applicable to such Converted Stock Option Award or Converted RSU Award or the performance period that was previously applicable to such Converted PSU Award, as applicable, prior to such termination), and (y) in the case of a Converted Stock Option, the vested portion thereof shall remain exercisable for one year following such termination (but in no event beyond the expiration of the term of such Converted Stock Option). For purposes hereof, “Retirement” shall mean the termination of a holder’s employment or services (other than for Cause or due to the holder’s death or Disability) following the date on which (1) the holder attains the age of 55 years old and the number of completed years of the holder’s employment or services with the Surviving Corporation and its affiliates (and their respective predecessors) is at least 10 or (2) the holder attains the age of 60 years old and the number of completed years of the holder’s employment or services with the Surviving Corporation and its affiliates (and their respective predecessors) is at least five.

(c)  The Surviving Corporation shall pay all amounts payable pursuant to Sections 2.03(a)(i), (ii) and (iii) as soon as reasonably practicable (but in any event no later than 10 Business Days) after the Effective Time; provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.  All amounts payable pursuant to Sections 2.03(a)(i), (ii) and (iii) shall be subject to any required withholding of Taxes and may be paid through the payroll system of the Surviving Corporation or, in the case of non-employee directors, such other method as the Company typically uses for payments to such Persons.

(d)  Prior to the Effective Time, the Company shall take all actions necessary to provide that the Company shall not be required to deliver shares of Company Common Stock or any shares of capital stock of the Company to any Person pursuant to, upon exercise of, or in settlement of Company Stock Options, Company RSUs or Company PSUs, as applicable, after the Effective Time.  Parent shall (i) assume all of the Company Stock Plans, including (A) all of the obligations of the Company with respect to the Company Stock Options, Company RSUs and Company PSUs, and (B) any remaining reserve of shares of Company Common Stock under the Company Stock Plans (as adjusted based on the Exchange Ratio), and (ii) take all corporate actions as may be necessary for the treatment of Company equity awards as described in this Section 2.03.  No later than the Effective Time, Parent shall file one or more appropriate registration statements (on Form S-8, or any successor or other appropriate forms) with respect to shares of Parent common stock underlying the awards converted pursuant to this Section 2.03, and Parent shall maintain the effectiveness of each such registration statement for so long as the Converted Stock Option Awards, Converted RSU Awards, and Converted PSU Awards remain outstanding.

SECTION 2.04.  Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction; provided, that nothing in this Section 2.04 shall be construed to permit the Company to take any action with respect to its Equity Interests that is prohibited by the terms of this Agreement.

ARTICLE III

Representations and Warranties of the Company

Except as (a) specifically disclosed in the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since February 5, 2020 and publicly available on the internet website of the SEC prior to the date of this Agreement (other than any disclosures (i) contained in any section entitled “Risk Factors”, except to the extent such information consists of factual historical or current statements, (ii) set forth in any “Forward-Looking Statements” disclaimer or (iii) that are cautionary, non-specific, predictive or forward-looking in nature) (the “Recent SEC Reports”) or (b) set forth in the disclosure letter (it being understood that information contained in any section of the disclosure letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement) dated the date hereof and delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01.  Organization, Standing and Power.  (a)  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.   The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”).  The Company Charter and the Company Bylaws are in full force and effect, and the Company is not in violation of any of their provisions.

(b)  The Company has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.02.  Capital Structure.  (a)  As of the date of this Agreement, the authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).  At the close of business on April 9, 2021 (such date and time, the “Measurement Date”), (i) 350,949,890 shares of Company Common Stock were issued and outstanding (none of which were Company Restricted Shares), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) 59,066,102 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 18,983,205 shares of Company Common Stock were subject to outstanding Company Stock Options, (B) 1,119,532 shares of Company Common Stock were subject to outstanding Company RSUs and (C) 911,615 shares and 1,823,230 shares of Company Common Stock were subject to outstanding Company PSUs (assuming achievement of any applicable performance criteria at the target and maximum levels, respectively).  As of the Measurement Date, no (A) shares of capital stock or other voting securities of, (B) other equity or voting interests in, (C) securities convertible into or exchangeable for capital stock, voting securities or other equity interests in, (D) stock appreciation rights, performance shares, “phantom” stock rights, or other rights that give the holder thereof any economic or voting interest of a nature that would accrue to the holders of capital stock in, or (E) options, warrants, subscriptions or other rights to acquire or receive capital stock, voting securities or other equity interests or rights referred to in clause (A), (B), (C) and (D) (clauses (A), (B), (C), (D), or (E) collectively, “Equity Interests”) of the Company were issued, reserved for issuance or outstanding except as set forth in this Section 3.02(a).  From and after the Measurement Date through the date of this Agreement, the Company has not issued any Equity Interests, other than pursuant to the Company Stock Options, Company RSUs and Company PSUs granted pursuant to the Company Stock Plans, in each case that were outstanding as of the Measurement Date, and in accordance with their respective terms as in effect at such time.

(b)  All issued and outstanding Equity Interests in the Company are, and at the time of issuance all Equity Interests in the Company that may be issued prior to the Effective Time, including all shares that may be issued pursuant to the Company Stock Plans, will be, duly authorized, validly issued, fully paid and nonassessable (to the extent applicable as a legal concept) and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is, or, to the knowledge of the Company, a stockholder of the Company is, a party or otherwise bound. All dividends and distributions (including dividend equivalents) on any Equity Interests of the Company that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any withholding taxes).

(c)  As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of shares of Company Common Stock may vote (“Voting Company Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Company Debt.

(d)  As of the date of this Agreement, except for the Company Stock Options, Company RSUs or Company PSUs, in each case in accordance with their respective terms as in effect at such time, there are not any outstanding obligations of the Company to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any Equity Interests in the Company.  As of the date of this Agreement, there are not any outstanding obligations of the Company to directly or indirectly amend, redeem, repurchase or otherwise acquire any Equity Interests in the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company RSUs or Company PSUs or (C) the acquisition by the Company of Company Stock Options, Company RSUs or Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their respective terms.  The Company is not party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, the Company.  The Company is not party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company.

(e)  Section 3.02(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Stock Options, Company RSUs and Company PSUs outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject thereto (assuming achievement of any applicable performance criteria at the target level), (iii) the grant date thereof, (iv) the exercise price thereof and (v) the expiration or vesting date thereof, in each case to the extent applicable.  The Company has not issued any Company Stock Options or any similar equity awards pertaining to Company Common Stock under any Company Stock Plan that has an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP.

SECTION 3.03.  Company Subsidiaries; Equity Interests.  (a)  Each Subsidiary of the Company set forth on Section 3.03 of the Company Disclosure Letter is a significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (each, a “Significant Subsidiary”). Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing (or equivalent concept to the extent applicable) under the Laws of its jurisdiction of organization. Each Subsidiary of the Company has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Subsidiary of the Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Subsidiaries of the Company and their respective jurisdictions of organization are set forth in Section 3.03(a) of the Company Disclosure Schedule.

(b)  All issued and outstanding Equity Interests in each Subsidiary of the Company are, and at the time of issuance all Equity Interests in each such Subsidiary that may be issued prior to the Effective Time, will be, duly authorized, validly issued, fully paid and nonassessable (to the extent applicable as a legal concept) and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL or equivalent Law of its jurisdiction of organization, the organizational documents of such Subsidiary or any Contract to which the Company or any of its Subsidiaries are, or, to the knowledge of the Company, a stockholder of such Subsidiary is, party to or otherwise bound, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole

(c)  As of the date of this Agreement, there are no material bonds, debentures, notes or other Indebtedness of any Subsidiary of the Company that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of Equity Interests of any Subsidiary of the Company may vote (“Voting Subsidiary Debt”) or any material securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Subsidiary Debt.

(d)  All issued and outstanding Equity Interests of the Subsidiaries of the Company are owned by the Company or a wholly owned Subsidiary of the Company, free and clear of all Liens other than Permitted Liens. As of the date of this Agreement, except for Equity Interests in the Subsidiaries of the Company that are owned by the Company or a wholly owned Subsidiary of the Company, there are no issued or outstanding Equity Interests in any Subsidiary of the Company nor any outstanding obligations of any Subsidiary of the Company to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any Equity Interests in such Subsidiary.  As of the date of this Agreement, there are not any outstanding obligations of the Company or any Subsidiary of the Company to directly or indirectly amend, redeem, repurchase or otherwise acquire any Equity Interests in any Subsidiary of the Company.  Neither the Company nor any Subsidiary of the Company is party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, in any Subsidiary of the Company.  Neither the Company nor any Subsidiary of the Company is party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of any Subsidiary of the Company.  The Company does not directly or indirectly own any Equity Interests in any corporation, partnership, joint venture or other business association or entity other than the Subsidiaries of the Company.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Stockholder Approval.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies (the “Bankruptcy and Equity Exception”)).

(b)  The Company Board at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (iii) recommending that the holders of shares of Company Common Stock vote in favor of adopting this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption (collectively, the “Company Recommendation”), which resolutions, except to the extent permitted by Section 5.02(f), have not been rescinded, modified or withdrawn in any way.  The affirmative vote (in person or by written consent) of holders of a majority of the outstanding shares of Company Common Stock in favor of adopting this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of Company Common Stock or any other Equity Interests of the Company necessary to adopt this Agreement or approve the Merger or other Transactions, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger or the other Transactions (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware). The delivery of the Stockholder Consent will constitute the Company Stockholder Approval.

(c)  No state takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium”, “interested stockholder”, “affiliate transaction” or similar Law, and no analogous provision in the Company Charter or the Company Bylaws, applies to the Company with respect to this Agreement, the Merger or any other Transaction.  The Company has elected in its certificate of incorporation not to be governed by Section 203 of the DGCL and accordingly, the provisions of Section 203 of the DGCL are inapplicable to this Agreement, the Merger or any other Transaction. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound. Without limiting the foregoing, the Company has taken all actions necessary, if any, so that the restrictions on “business combinations” set forth in Part B of Article X of the Company Charter will not apply to Parent or Merger Sub or with respect to any act or transaction contemplated by this Agreement.

SECTION 3.05.  No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof by the Company will not, result in any loss, suspension, limitation or impairment of any right of the Company or any Subsidiary of the Company conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or require the Company or any Subsidiary of the Company to make any payment to any Person or give any Person a right to receive or elect to receive a payment from the Company, or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary of the Company under, or require any consent under, any provision of (i)(x) the Company Charter or the Company Bylaws or (y) other comparable organizational documents of any Subsidiary of the Company, (ii) any Authorization of the Company or any Subsidiary of the Company or any Material Contract to which the Company or any Subsidiary of the Company is a party or by which it or any of its properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction, decree, charge, writ, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal (“Judgment”) or transnational, national, federal, state, local, provincial, municipal, domestic or foreign statute, constitution, law (including common law), ordinance, code, permit, rule, regulation or ruling (including, for the avoidance of doubt, any Health Care Law, “Law”) applicable to the Company, its Subsidiaries or any of its or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  No consent, waiver, approval, clearance, license, permit, order or  other authorization (“Consent”) of, or registration, declaration, notice or filing with or from, any transnational, national, federal, state, local, provincial, municipal or other government, domestic or foreign, or any court of competent jurisdiction, administrative or regulatory agency, body or commission or other governmental or quasi-governmental (including self-regulatory) authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), is required to be obtained or made by or with respect to the

Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other Antitrust Law, (ii) the filing with the SEC of (A) the Information Statement and (B) such reports and filings under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) such filings as may be required under the rules and regulations of Nasdaq in connection with this Agreement, the Merger and the other Transactions and (v) such other Consents that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.06.  SEC Documents; Undisclosed Liabilities; Internal Controls.  (a)  The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished, as applicable, by the Company with the SEC since February 5, 2020 (such documents, together with any documents filed or furnished, as applicable, by the Company with the SEC during such period on a voluntary basis, the “Company SEC Documents”).  None of the Subsidiaries of the Company is, or at any time since January 1, 2019, has been required to file any reports, schedules forms, statements or other documents with the SEC.

(b)  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)  The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP (except, in the case of such unaudited quarterly consolidated financial statements, as permitted by Form 10‑Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be expressly indicated in the notes thereto or (ii) as permitted by Regulation S-X) and (iii) fairly presented in all material respects the consolidated financial position of the Company and the Subsidiaries of the Company as of the dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods covered thereby (subject, in the case of unaudited quarterly consolidated financial statements, to normal recurring year-end adjustments).

(d)  Except as reflected or reserved against in the condensed balance sheet of the Company as of December 31, 2020 or specifically disclosed in the notes thereto, included in the Company SEC Documents as of the date hereof (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Subsidiaries of the Company do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet in accordance with GAAP) other than (i) liabilities or obligations incurred pursuant to the terms of this Agreement, (ii) liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice or (iii) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any joint venture (other than the joint venture between PPD, Inc. and Shin Nippon Biomedical Laboratories Ltd.), off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or its Subsidiaries, on the one hand, and any unconsolidated affiliate on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(e)  Since January 1, 2019, (i) there has been no change in the Company’s accounting methods or principles that is material and would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto and (ii) neither the Company nor any third-party auditor of the Company has received any material written complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls relating to periods after January 1, 2019.

(f)  The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2019, none of the Company, the Company’s outside auditors, the Company Board or the audit committee of the Company Board has received any written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any actual and intentional fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, except for such information described in clauses (i) and (ii) above as has been made available by the Company to Parent prior to the date hereof. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 3.07.  Absence of Certain Changes or Events.  (a)  Since December 31, 2020, there has not been any change, event, effect, development or occurrence that has had or would reasonably be expected to have individually or in the aggregate a Company Material Adverse Effect.

(b)  Since December 31, 2020, the Company and each Subsidiary of the Company has conducted its business in the ordinary course of business consistent with past practice.

SECTION 3.08.  Taxes.

(a)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and the Subsidiaries of the Company have timely filed all Tax Returns that are required to be filed by them (taking into account any extensions of time to file), and such Tax Returns are true, complete and accurate in all respects. The Company and the Subsidiaries of the Company have paid all Taxes due and owing by any of them (whether or not shown as due on such Tax Returns).

(ii) The Company Balance Sheet reflects adequate accruals and reserves for all Taxes of the Company and each Subsidiary of the Company with respect to all periods through the date thereof in accordance with GAAP.

(iii) The Company and the Subsidiaries of the Company have withheld and timely remitted all amounts required to have been withheld and remitted in respect of Taxes with respect to any amounts owing to any vendor, employee, independent contractor, creditor or any other Person.

(iv) There is no audit, examination, investigation, assessment or other Proceeding with respect to any Taxes of the Company or any Subsidiary of the Company that is pending or threatened in writing.

(v) No written claim that could give rise to any Taxes has been made by a Taxing Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or any Subsidiary of the Company is or may be subject to taxation by that jurisdiction.

(vi) Neither the Company nor any Subsidiary of the Company has (i) waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently effective, or (ii) requested an extension of time within which to file any Tax Return that has not since been filed.

(vii) Within the past two years, neither the Company nor any Subsidiary of the Company has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify as a transaction to which Section 355 or 361 of the Code (or any similar provision of state, local or foreign Law) applies.

(viii) Neither the Company nor any Subsidiary of the Company is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(ix) There are no Liens, except for Permitted Liens, for Taxes upon any property or assets of the Company or any Subsidiary of the Company.

(x) Neither the Company nor any Subsidiary of the Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(xi) The Company and the Subsidiaries of the Company have complied in all respects with Section 482 of the Code (and any similar provision of state, local or foreign Law) in connection with related party transactions among or between the Company and one or more of the Subsidiaries of the Company (or between the Subsidiaries of the Company).

(xii) Neither the Company nor any Subsidiary of the Company has applied for a ruling or determination from a Taxing Authority, which ruling or determination is currently in effect.

(xiii) Neither the Company nor any Subsidiary of the Company has any continuing liability to make payments in respect of Tax benefits pursuant to the Specified Agreement.

(b)  Section 3.08(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Designated Deferred Taxes as of the date of this Agreement (including the amount of each such Tax).

SECTION 3.09.  Labor Relations.  (a)  Except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Subsidiary of the Company is in compliance with all applicable Laws, Contracts and Authorizations to which it is a party relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, the payment withholding of Taxes and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state or local Law.  Each individual who currently provides services to the Company or any Subsidiary of the Company and who is classified as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and exclusion from participation under the Company Benefit Plans) is properly so characterized, except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect there are no complaints, charges or claims against the Company or any Subsidiary of the Company pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, the Company or any Subsidiary of the Company of any individual or of any provision of services to the Company or any Subsidiary of the Company by any individual.

(c)  Except as is set forth in Section 3.09(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or other Contract with any labor organization or other representative of the Company’s or its Subsidiaries’ employees, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to solicit cards from employees of the Company or the Subsidiaries of the Company to authorize representation by any labor organization. There are no ongoing material labor strikes, material slowdowns, material work stoppages, picketing or lockouts pending or, to the knowledge of the Company, threatened, against the Company or the Subsidiaries of the Company.

(d)  Since January 1, 2019, the Company and its Subsidiaries have not received or been involved in or been subject to any material written complaints, claims or Proceedings relating to sexual harassment with respect to any management-level employee of the Company and its Subsidiaries.

SECTION 3.10.  Employee Benefits.  (a)  Section 3.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each material Company Benefit Plan.

(b)  With respect to each material Company Benefit Plan, the Company has made available to Parent (including pursuant to a “clean team” or similar agreement between the parties), or shall use reasonable efforts to make available to Parent within 30 days following the date hereof, true, correct and complete copies of, to the extent applicable, (i) such Company Benefit Plan, including any amendment thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), other than any Company Benefit Plan that the Company is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared for such Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service and (vi) the most recent annual reports on Form 5500 (or comparable form) required to be filed with the Department of Labor with respect thereto (if any).

(c)  The Company Benefit Plans are and have been administered in compliance with their terms and with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable Law, except for instances of noncompliance that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  With respect to each Company Benefit Plan, the Company is in compliance with the requirements of ERISA, the Code and all other applicable Law, except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)  The Company by reason of its affiliation with any member of the Company’s “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code) has not incurred or is reasonably expected to incur, any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or can rely on an opinion letter as to its qualification and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification, except where such loss of qualification status would not reasonably be expected to have a Company Material Adverse Effect.

(e)  Neither the Company nor any member of its Controlled Group sponsors, maintains or contributes to, has, within the past six years, sponsored,

maintained or contributed to, is required to maintain, sponsor or contribute to, or has any actual or contingent liability under (i) any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA, (iii) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA) or (iv) any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f)  All Company Benefit Plans that are maintained outside of the United States that provide benefits in respect of any employee of the Company who is primarily based outside of the United States (i) have been maintained in accordance with all applicable Laws, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no audits, inquiries, investigations or Proceedings pending or, to the knowledge of the Company, threatened by the Internal Revenue Service or any other Governmental Entity with respect to any Company Benefit Plan (other than routine claims for benefits in the normal course).

(h)  The Company does not have any liability in respect of, or obligation to provide, post-retirement medical, life insurance or other welfare benefits for any former or current employees of the Company or any Subsidiary of the Company (or the spouses, dependents or beneficiaries of any individuals), whether under a Company Benefit Plan or otherwise, except (i) as required to comply with Section 4980B of the Code or any similar Law, (ii) required to be provided pursuant to an individual employment, change in control or similar agreement for a period not to exceed 36 months or (iii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(i)  Except as is set forth in Section 3.10(i) of the Company Disclosure Letter, no director, officer, employee or independent contractor of the Company is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(j)  Except as set forth in Section 3.10(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of any of the Transactions (including as a result of such consummation in combination with any termination of employment on or following the Effective Time) will, except as expressly contemplated by this Agreement, (i) entitle any former or current director, officer, employee or independent contractor of the Company or any of its Subsidiaries to retention, change in control, severance, or termination compensation or benefits, (ii) accelerate the time of payment or vesting of, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, or materially increase the amount payable or trigger any other obligation pursuant to, any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or (iv) result in any payment that would reasonably be expected to be considered an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)  All Company Stock Options, Company RSUs and Company PSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such outstanding award agreements may differ from such provided forms with respect to certain provisions thereof, but no such different provisions shall impose on Parent any continuing obligations after the Closing.  Each Company Stock Option, Company RSU and Company PSU may, by its terms, be treated in accordance with Section 2.03.

SECTION 3.11.  Real and Personal Property.  (a)  Section 3.11(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all real property owned in fee simple by the Company or any Subsidiary of the Company (the “Owned Real Property”) as of the date of this Agreement and the name of the fee owner with respect thereto.  Except as has not had and would not reasonably be expected to have, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and marketable title to the Company Owned Real Property, free and clear of all Liens other than any Permitted Liens, (ii) the Company or any Subsidiary of the Company has sufficient rights of ingress and egress to the Owned Real Property and (iii) there are no outstanding options or rights of first offer or refusal to purchase the Owned Real Property or any portion thereof in favor of any Person.

(b)  Section 3.11(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased, subleased, licensed or similarly occupied by the Company or any Subsidiary of the Company with a base annual rent in excess of $1,000,000 as of the date of this Agreement (the “Leased Real Property”) and the leases, subleases, licenses and occupancy agreements, together with all assignments thereof and amendments, supplements and modifications with respect thereto (each, a “Lease”). The Company has made available to Parent true, correct and complete copies of the Leases.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Leased Real Property and the accompanying Lease, (i) the Company or its applicable Subsidiary that is party thereto has good and valid leasehold interests in such Leased Real Property, free and clear of all Liens, other than Permitted Liens, (ii) the Lease is valid, binding and enforceable by the Company or its applicable Subsidiary that is party thereto and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, (iii) there is no default under the Lease by the Company or its applicable Subsidiary that is party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its applicable Subsidiary that is party thereto or, to the knowledge of the Company, any other party thereto, and (iv) there are no disputes pending or, to the Company’s knowledge, threatened with respect to the Lease, and the

Company or its applicable Subsidiary that is party thereto has not received any notice of the intention of any other party to the Lease to amend, terminate, not renew or reduce any commitment under the Lease, nor to the Company’s knowledge is any such party threatening to do so and (v) the Company or its applicable Subsidiary that is party thereto has not collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein.

(c)  Neither the Company nor any Subsidiary of the Company has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy the Owned Real Property or Leased Real Property, or any portion thereof.

(d)  To the knowledge of the Company, there is no existing material condemnation or other proceeding in eminent domain, or any proceeding pending or threatened in writing, affecting any portion of the Owned Real Property or Leased Real Property.

(e)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Owned Real Property and Leased Real Property is in good repair, free of defects and is otherwise adequate and sufficient to permit the continued use of such property in the manner and for the purposes to which it is presently devoted.

(f)  The Company and the Subsidiaries of the Company have good and valid title to all of its tangible assets sufficient for the conduct of its business as presently conducted, except for defects in title, easements, restrictive covenants and similar encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All such assets are free and clear of all Liens, except for Permitted Liens.

SECTION 3.12.  Contracts.  (a)  Except for this Agreement or any Company Benefit Plan, and except for the unredacted Contracts filed by the Company as “material contract” exhibits to the Company SEC Documents pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, Section 3.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent (including pursuant to a “clean team” or similar agreement between the parties) true, correct and complete copies, of each Material Contract in effect as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means each Contract to which the Company or any Subsidiary of the Company is a party or by which it or any of its properties or assets are bound as of the date hereof:

(i) that would be required to be filed by the Company prior to the date of this Agreement as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) that (A) restricts the ability of the Company or any Subsidiary of the Company (or following the Closing will restrict the ability of Parent or any of its Subsidiaries) to compete in any business or with any Person, to conduct any business in any geographical area, to engage in any line of business or to solicit any client or customer, in each case, in any material respect, (B) restricts the right of the Company or any Subsidiary of the Company (or following the Closing will restrict the ability of Parent or any of its Subsidiaries) to, in any material respect, (x)  sell, purchase, research, develop, supply, distribute or manufacture any material product in any product market, therapeutic area or geographic area or (y) provide, sell, purchase, obtain or receive support or service to, for, from, or otherwise engage in any business with, any Person, (C) requires the Company or any Subsidiary of the Company (or following the Closing will restrict the ability of Parent or any of its Subsidiaries) to conduct any business on a “most favored nations” or other preferential basis with any third party in any material respect, or (D) provides for “exclusivity” or any similar requirement in favor of any third party in any material respect;

(iii) (A) under which the Company or any Subsidiary of the Company grants to any third party a license (including sublicense) to, option to or other right to use or exploit any material Company Intellectual Property, (B) under which a third party grants to the Company or any Subsidiary of the Company a material license (including sublicense) to, option to or other right to use or exploit any Intellectual Property or (C) that materially restricts the right of the Company or any Subsidiary of the Company to use, deploy or register any Intellectual Property, other than (x) off-the-shelf, commercially available and/or “shrink-wrap” agreements; (y) non-exclusive licenses, consents, covenants or other similar agreements not material to the Company or its Subsidiaries and other immaterial agreements entered into in the ordinary course of business consistent with past practice; and (z) non-disclosure and invention assignment agreements entered into in the ordinary course of business consistent with past practice;

(iv) any Contracts that involve aggregate payments by or to the Company or any Subsidiary of the Company with an annual revenue in excess of $50,000,000, other than (A) Contracts with customers, suppliers or service providers of the Company or its Subsidiaries, (B) Contracts between the Company or any wholly-owned Subsidiary of the Company, on one hand, and a wholly-owned Subsidiary of the Company, on the other hand or (C) any Contracts otherwise covered by this Section 3.12(a);

(v) provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $30,000,000, other than (A) Indebtedness solely between or among any of the Company and any of its Subsidiaries and (B) letters of credit;

(vi) any Contract with respect to a joint venture partnership or other similar arrangement that is material to the business of the Company or any Subsidiary of the Company, or any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any Subsidiary of the Company, any such joint venture, partnership or other similar arrangement;

(vii) other than any real estate lease or any other Contract disclosed pursuant to any other clause of this Section 3.12, any Contract that grants any right of first refusal, right of first offer, option to purchase or similar right with respect to any material assets, rights or properties of the Company or any Subsidiary of the Company;

(viii) provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business), business (whether by merger, sale of stock, sale of assets or otherwise) or real property, in each case (i) with any outstanding material obligations or payments, including any outstanding “earn-out” payments, or any Contract that contains a put, call or similar right pursuant to which the Company or any Subsidiary of the Company could be required to purchase any Equity Interests or assets of any Person or (ii) a purchase or sale price equal to at least $30,000,000;

(ix) any Contract with a top fifteen customer of the Company and its Subsidiaries, taken as a whole, measured by aggregate payments made by such customer during the fiscal year ended December 31, 2020 (each, a “Material Customer”);

(x) any Contract with a top fifteen  supplier or service provider of Company and its Subsidiaries, taken as a whole (other than any wholly-owned Subsidiary of the Company), measured by aggregate payments made by the Company or any Subsidiary of the Company during the fiscal year ended December 31, 2020 (each, a “Material Supplier”);

(xi) to the extent not contained in a contract with a supplier or customer,  employee, officer or director of the Company or any of its Subsidiaries, any Lease or any Contract otherwise covered in any other clause of this Section 3.12(a), any indemnification agreement other than any Contract entered into in the ordinary course of business consistent with past practice that is material to the Company and its Subsidiaries, taken as a whole;

(xii) is a settlement or similar agreement pursuant to which (A) the Company or any Subsidiary of the Company will be required to pay after the date of this Agreement any material monetary amount or (B) that contains obligations or limitations on the conduct of the Company or any Subsidiary of the Company (other than customary confidentiality obligations);

(xiii) with Governmental Entity and to which the Company is the prime party to the extent that such Contract generated in excess of $1,000,000 of the consolidated revenues of the Company and its Subsidiaries for the fiscal year ended December 31, 2020; or

(xiv) (A) would be required to be filed by the Company prior to the date of this Agreement pursuant to Item 404 of Regulation S-K under the Securities Act or (B) to which any other Person covered by Item 404 of

Regulation S-K promulgated by the SEC is a party that is material to the business of the Company or the Subsidiaries of the Company.

(b)  Each of the Material Contracts is valid, binding and enforceable on the Company or its applicable Subsidiary party thereto, and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no breach of or default under any Material Contract by the Company or its applicable Subsidiary party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that, with or without the lapse of time or the giving of notice or both, would constitute a breach thereof or default thereunder by the Company or its applicable Subsidiary party thereto or, to the knowledge of the Company, any other party thereto, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any of the Material Contracts and the Company or its applicable Subsidiary party thereto has not received any notice of the intention of any other party to any Material Contract to amend, terminate, not renew or reduce any commitment under any Material Contract, nor to the Company’s knowledge is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor any Subsidiary of the Company has received written notice terminating, not renewing or reducing (or stating the intent to terminate, not renew or reduce), or altering the terms (or stating the intent to alter the terms) of such Material Customer’s or Materials Supplier’s relationship with the Company or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.13.  Litigation.  There is no claim, suit, action, litigation, investigation, arbitration or proceeding, whether judicial or administrative (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any of its properties or any former officer or director of the Company or any of its Subsidiaries, that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Judgments that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.14.  Compliance with Laws.  (a)  The Company and the Subsidiaries of the Company are, and since January 1, 2019 each of the Company and each Subsidiary of the Company has been, in compliance with all Judgments and Laws applicable to their respective business, operations, assets or properties, except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Since January 1, 2019, neither the Company nor any of the Subsidiaries of the Company has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Judgment or Law, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Each of the Company and the Subsidiaries of the Company (i) has, and since January 1, 2018 has had, in effect all certifications, CE markings, permissions, qualifications, registrations, marketing and emergency use authorizations, and Consents of Governmental Entities or Notified Bodies in the European Union Member States and/or the United Kingdom (“Notified Bodies”), including under any Health Care Laws (collectively, “Authorizations”), (ii) has filed all reports, notices and other documents with all Governmental Entities and Notified Bodies and (iii) has paid all fees and assessments due and payable in connection therewith, in each case, as to the foregoing (i), (ii) and (iii), as necessary for it to own, lease and operate its properties and assets and conduct its business as presently conducted, except for such Authorizations, failures to file or failures to pay that have not been and would not reasonably be expected to have a Company Material Adverse Effect.  All such Authorizations are in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination, suspension or revocation thereof, except as has not been and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and the Subsidiaries of the Company is, and since January 1, 2018 has been, in compliance with the terms and requirements of all such Authorizations applicable to it and, to the Company’s knowledge, no suspension or cancellation of any such Authorization is threatened, except for instances of noncompliance or suspensions and cancellations that have not been and would not reasonably be expected to be, have a Company Material Adverse Effect.

(c)  Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Subsidiary of the Company, or any director, officer or employee of the Company or any of its  Subsidiaries or, to the Company’s knowledge, any agent or other Person  while acting on behalf of the Company or any Subsidiary of the Company, since January 1, 2018, (i) has offered, promised, authorized, or given unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) has unlawfully offered, promised, authorized, or provided anything of value to foreign governmental officials or government-owned or -controlled entities or any of their respective  employees or to foreign or domestic political parties or campaigns, (iii) has violated, or is in violation of, the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any rules and regulations promulgated thereunder, the USA PATRIOT Act or any foreign or domestic anti-corruption, anti-bribery, anti-money laundering, anti-terrorism financing, export, import, re-export, anti-boycott, embargo or similar Law (including, to the extent applicable, the United Kingdom Bribery Act) in any jurisdiction in which the Company or any Subsidiary of the Company has operated or currently operates (the “Anti-Corruption Laws”).

SECTION 3.15.  Regulatory Compliance.  (a)  Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1,

2018, the Company and its Subsidiaries have been, and continue to be, in compliance with all applicable Health Care Laws.  “Health Care Laws” means all Laws applicable to the business of the Company and its Subsidiaries relating to the procurement, development, research, production, processing, packaging, labeling, distribution, importation, exportation, or safety surveillance and reporting of drugs, biologics, diagnostic tests, medical devices, or combination products, or relating to the operation of clinical and research laboratories, including: (i) U.S. Federal Food, Drug and Cosmetic Act, the U.S. Public Health Service Act, and their respective implementing regulations, cGMP, GCP, GLP, and any foreign equivalents of the foregoing; (ii) Clinical Laboratory Improvement Amendments of 1988 and its implementing regulations, state laboratory licensing and permit Laws, and any foreign equivalents of the foregoing; and (iii) applicable health care fraud and abuse Laws, including the U.S. Federal Anti-Kickback Statute, U.S. Federal False Claims Act, U.S. Physician Self-Referral Law, and any state or foreign equivalents of the foregoing.

(b)  Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, none of the Company or its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees and, agents, has been debarred, disqualified, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program or under any Health Care Law or has been convicted of a crime or engaged in any conduct that could lead to such debarment, disqualification, suspension, or exclusion.  Except as would not be reasonably expected to have a Company Material Adverse Effect, no Proceedings that could result in such debarment, disqualification, suspension, or exclusion are pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, or their respective directors, officers, employees and, to the knowledge of the Company, agents.

(c)  Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, none of the Company or any Subsidiary of the Company have received a written notice or written communication, directly or indirectly from the U.S. Food and Drug Administration, or any other Governmental Entity or Notified Body alleging or asserting any non-compliance with, or any violation of, any Health Care Laws.

(d)  Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, the clinical trial and laboratory testing services performed by the Company and the Subsidiaries of the Company have been performed in compliance with all applicable Health Care Laws, and any Contract governing the performance of such services.

SECTION 3.16.  Environmental Matters.  (a)  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Subsidiaries of the Company, and each of their respective products, is and has been, since January 1, 2019, in compliance with all Environmental Laws, and possesses and is and has been, since January 1, 2019, in compliance with all Authorizations required under Environmental

Laws (“Environmental Authorizations”) for it to conduct its business, and none of such Environmental Authorizations are subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof; (ii) to the Company’s knowledge, achieving and maintaining compliance with Environmental Laws and Environmental Authorizations will not require the Company or any Subsidiary of the Company to incur any capital or other expense, other than as reflected or reserved against in the Company Balance Sheet; (iii) none of the Company or any Subsidiary of the Company has received any written communication alleging that the Company is not in compliance with or has a liability under any Environmental Law or Environmental Authorization; (iv) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company; (v) there has been no Release of or exposure to any Hazardous Material, and there are no other facts or conditions, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Subsidiary of the Company; (vi) neither the Company nor any Subsidiary of the Company has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that form or would reasonably be expected to form the basis of any Environmental Claim against the Company or any Subsidiary of the Company, and (vii) the Company has provided Purchaser with all Phase I and Phase II environmental site assessments and all other material environmental audits and reports pertaining to the properties or operations of the Company or the Subsidiaries of the Company, in each case in their respective possession.

(b)  For purposes of this Agreement:

(i) “Environmental Claims” means any and all Proceedings, Judgments, demands, directives, Liens, investigations or notices of noncompliance or violation by or from any Person alleging liability of any kind (including liability for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material, or (B) the failure to comply with any Environmental Law or Authorization issued thereunder.

(ii) “Environmental Law” means any Law, Judgment or legally binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata or sediments), natural resources, the climate, human health and safety or the protection of endangered or threatened species, including such Laws, Judgments and agreements relating to the registration, use or labeling of chemicals or products.

(iii) “Hazardous Materials” means any petroleum or petroleum products, byproducts or distillates, ozone-depleting substances, heavy metals, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, per- and polyfluouralkyl substances, biohazardous organisms, materials or wastes, hazardous or toxic materials or wastes and any other chemical, material, substance or waste that is prohibited or regulated, or that may result in liability, under any Environmental Law.

(iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, pumping, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

SECTION 3.17.  Intellectual Property.  (a)  Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all material Patents, Trademarks, Copyrights and Internet domain names owned by the Company or any Subsidiary of the Company that are registered, issued or subject to a pending application for registration or issuance (the “Company Registered Intellectual Property”).  The Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.

(b)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) either the Company or a Subsidiary of the Company owns, is validly licensed or otherwise has the right to use all Intellectual Property (including the Company Registered Intellectual Property) used by the Company and the Subsidiaries of the Company in the conduct of the business of the Company and the Subsidiaries of the Company, provided that the foregoing is not a representation of non-infringement of third-party Intellectual Property; and (ii) the owned Company Intellectual Property is free and clear of any Liens, other than Permitted Liens and such ownership or right to use the Company Intellectual Property will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Transactions.  No Proceedings are pending or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary of the Company by any Person (A) challenging the ownership, validity or enforceability or (B) asserting any rights to, any material Company Intellectual Property, and since January 1, 2019, neither the Company nor any Subsidiary of the Company has received any written claim or notice from any Person making any such challenge or assertion.

(c)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: the conduct of the business of the Company and the Subsidiaries of the Company as presently conducted does not infringe upon, violate or misappropriate any Intellectual Property of any other Person.  There are no material written claims pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company asserting any such infringement, violation or misappropriation, and since January 1, 2019, neither the Company nor any Subsidiary of the Company has received any such written claim or notice (including any “cease and desist” letters and invitations to license) from any Person alleging any such infringement, violation or misappropriation.  To the knowledge of the Company, no other Person has, since January 1, 2019 infringed upon, violated or misappropriated or is infringing, violating or misappropriating any of the Company

Intellectual Property in any material respect, and the Company has not sent to any Person any written charge, complaint, claim, demand or notice alleging such infringement, violation or misappropriation.

(d)  Each current and former employee of the Company or a Subsidiary of the Company and any consultants, researchers or independent contractors commissioned by the Company or a Subsidiary of the Company, who has alone or with others contributed in any manner to, or was involved in, the creation or development of any Company Intellectual Property that is material to the Company or any Subsidiary of the Company, taken as a whole, has entered into a written agreement with the Company or a Subsidiary of the Company that obliges such employee, consultant, researcher or independent contractor to assign to the Company or the applicable Subsidiary of the Company, such Intellectual Property, except to the extent ownership of such Intellectual Property vests initially in the Company or an applicable Subsidiary by operation of Law, and the Company and the Subsidiaries of the Company are in material compliance with all applicable Laws related to inventor compensation.

(e)  Each of the Company and the Subsidiaries of the Company have used commercially reasonable efforts to protect and maintain the confidentiality of all material Trade Secrets included in the Company Intellectual Property.  To the knowledge of the Company, none of the Company or any of the Subsidiaries of the Company has disclosed, delivered or licensed any material Trade Secrets included in the Company Intellectual Property to any other Person, other than subject to obligations of confidence.  Each consultant, researcher or independent contractor commissioned by the Company or a Subsidiary of the Company who has access to confidential information of the Company or a Subsidiary of the Company that is material to the Company or any Subsidiary of the Company, taken as a whole has entered into a written agreement with the Company or the applicable Subsidiary of the Company that requires such employee, researcher, consultant or independent contractor to protect such confidential information and keep it confidential.

(f)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the IT Assets (A) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and the Subsidiaries of the Company in connection with the conduct of its business, (B) since January 1, 2019 have not malfunctioned or failed in a manner that has had a material impact on the Company or any of the Subsidiaries of the Company and (C) are free from material bugs and other defects; (ii) the Company has implemented commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan, in each case consistent in all material respects with customary industry practices; and (iii) to the knowledge of the Company, since January 1, 2019 no Person has gained unauthorized access to the IT Assets.

(g)  To the knowledge of Company, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any Company Intellectual Property owned by the Company or any Subsidiaries of the Company, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining any ownership of such Company Intellectual Property Rights.

(h)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of the Subsidiaries of the Company has used or distributed any OSS in a manner that requires (A) disclosure or distribution of any material proprietary source code owned by the Company or the Subsidiaries of the Company to third parties, (B) license or other provision of any material proprietary source code owned by the Company or the Subsidiaries of the Company to third parties on a royalty-free basis or (C) the grant to third parties of any patent license, non-assertion covenant or other rights under any material Intellectual Property owned by the Company or the Subsidiaries of the Company.

SECTION 3.18.  Cybersecurity; Data Privacy.

(a)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, taken as a whole, the Processing of any Personal Data by the Company and the Subsidiaries of the Company does not violate, and since January 1, 2018, has not violated, any applicable Privacy and Data Security Requirements.

(b)  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018 the Company and the Subsidiaries of the Company have taken commercially reasonable measures designed to protect Personal Data Processed by the Company and the Subsidiaries of the Company against loss, unauthorized access, use, disclosure or other misuse in accordance with the Privacy and Data Security Requirements.

(c)  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018: (i) to the extent required by applicable Privacy and Data Security Requirements, each of the Company and the Subsidiaries of the Company have obligated all material third parties, vendors, and data processors to contractual terms relating to the protection and use of IT Assets, or Personal Data or confidential information Processed thereon; and (ii) neither the Company nor any Subsidiary of the Company is aware of any material violations of such contractual obligations.

(d)  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018: (i) there is no Proceeding pending or threatened in writing against the Company or any Subsidiaries of the Company alleging a violation of any Privacy and Data Security Requirement or any Person’s right of privacy or publicity, and, to the knowledge of the Company, no valid basis exists for any such Proceeding; and (ii) neither the Company nor any of its Subsidiaries have (A) received any written communications from or (B) to the knowledge of the Company, been the subject of any investigation by a data protection authority or any other Governmental Entity, in each of (A) and (B), alleging a violation of any Privacy and Data Security Requirements with respect to the Processing of Personal Data.

(e)  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018: (i) to the knowledge of the Company, no Person has gained unauthorized access to, engaged in unauthorized Processing, disclosure or use, or accidentally or unlawfully destroyed, lost or altered (A) any Personal Data in the Company’s or its Subsidiaries’ possession or (B) any IT Assets that Process Personal Data related to the business of and owned or maintained by the Company and the Subsidiaries of the Company, its respective personal data processors, customers, subcontractors or vendors, or any other Persons on its behalf; and (ii) neither the Company nor any Subsidiaries of the Company have notified, as required by any Privacy and Data Security Requirements, any affected Person, including any Governmental Entity, of any breach or non-permitted use, disclosure, misuse, alteration, of loss of Personal Data in the possession of the Company and the Subsidiaries of the Company.

(f)  The execution and delivery by the Company of this Agreement, and the consummation of the Merger and the other Transactions and compliance with the terms hereof by the Company, will not result in any loss, suspension, or impairment of the Company’s rights to Process Personal Data in the manner in which it currently Processes such Personal Data, other than as would not reasonably be expected to have a Company Material Adverse Effect; provided, however, that no representation is being made with respect to requirements that may be imposed on the Processing of Personal Data by the Company or Parent under applicable Privacy and Data Security Requirements.

SECTION 3.19.  Insurance.  Section 3.19 of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of all material insurance policies owned, held by or applicable to the Company or any Subsidiary of the Company (or its and their assets or business) with policy periods in effect as of the date hereof.  All of the insurance policies of the Company and the Subsidiaries of the Company are in full force and effect, and neither the Company nor any Subsidiary of the Company is in default with respect to its obligations under any of such insurance policies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No written notice of cancellation or termination has been received by the Company or any Subsidiary of the Company with respect to any of their respective insurance policies, other than in connection with ordinary renewals except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.20.  Affiliate Transactions.  No director or officer or Principal Stockholder or any other stockholder holding greater than 5% of the outstanding Company Common Stock of the Company or any Subsidiary of the Company, or, to the Company’s knowledge, any other affiliate of the Company (other than Subsidiaries of the

Company) or any Principal Stockholder (other than the Company and its Subsidiaries) or any other stockholder holding greater than 5% of the outstanding Company Common Stock, (i) is a party to any Contract or transaction with or binding upon the Company or any Subsidiary of the Company or any of its or their properties or assets or (ii) has a material interest or right in or to any assets or property of, or used, by the Company or any Subsidiary of the Company (in each case, other than in connection with (a) the Company Stock Plans, (b) Contracts with employees of the Company and its Subsidiaries (excluding, for the avoidance of doubt, employees of any Principal Stockholder) for employment, severance or retention, (c) employee, director or officer indemnification agreements or (d) solely with respect to portfolio companies of any such stockholder or affiliate, arms’ length commercial relationships or Contracts, in each case, entered into in the ordinary course of business) (any of the foregoing, an “Affiliate Transaction”).

SECTION 3.21.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company and will not exceed the amount payable pursuant to the engagement letter dated March 7, 2021 (as amended April 14, 2021) in the form provided to Parent on the  date hereof, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company (or the Company Board or any committee thereof) or any of its affiliates.

SECTION 3.22.  Opinions of Financial Advisors.  The Company Board has received an opinion of J.P. Morgan Securities LLC dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, $47.50 per share of Company Common Stock to be paid to the holders of shares of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.  A signed copy of such opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.23.  No Other Representations and Warranties.

(a)  Except for the representations and warranties of the Company expressly set forth in this Article III (as qualified by the Company Disclosure Letter), Written Consent or in a certificate delivered pursuant to this Agreement, none of the Company or any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in connection with the transactions contemplated hereby.

(b)  Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter) or in a certificate delivered pursuant to this Agreement, (1) none of Parent, Merger Sub or any of their respective affiliates is making and none of them has made any representations or warranties, express or implied, relating to itself or its business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of the Company or any of its affiliates or representatives is relying on any representation or warranty of Parent, Merger Sub or any of their respective affiliates except for those expressly set forth in Article IV (as qualified by the Company Disclosure Letter) and (2) no person has been authorized by Parent, Merger Sub or any of their respective affiliates to make any representation or warranty relating to Parent, Merger Sub or any of their respective affiliates or their respective businesses or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and if made, such representation or warranty has not been and shall not be relied upon by the Company. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article III (as qualified by the Company Disclosure Letter), Parent and Merger Sub agree and acknowledge that, in connection with the Merger and the other transactions contemplated by this Agreement, neither the Company nor any other person will have or be subject to any liability or obligation to Parent, Merger Sub or any other Representative of Parent or Merger Sub resulting from the distribution or failure to distribute to Parent or Merger Sub, or the use by Parent or Merger Sub of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent or Merger Sub in any format in connection with the Merger or management presentations in expectation of the transactions contemplated by this Agreement

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01.  Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing (where applicable as a legal concept) under the laws of the jurisdiction in which it is organized and has full corporate power and authority necessary to conduct its business as presently conducted.

SECTION 4.02.  Merger Sub.  (a)  Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than those incident to its formation and pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  All outstanding shares of capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of any Lien.

SECTION 4.03.  Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned Subsidiary of Parent), as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement).  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned Subsidiary of Parent), as sole stockholder of Merger Sub.  Neither the approval nor adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception).

SECTION 4.04.  No Conflicts; Consents.  (a)  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof by Parent and Merger Sub will not, result in any loss, suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their respective businesses as presently conducted, or conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, or require any consent under, any provision of (i) the organizational documents of Parent or any of its Subsidiaries, (ii) any Authorization of Parent or any of its Subsidiaries or any Contract to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  No Consent of, or registration, declaration, notice or filing with or from, any Governmental Entity, is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any other Antitrust Law, (ii) the filing with the SEC of such reports and filings under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such filings as may be required under the rules and regulations of Nasdaq or the New York Stock Exchange in connection with this Agreement, the Merger and the other Transactions.

SECTION 4.05.  Available Funds.  Assuming that the conditions precedent to Parent’s obligation to close are satisfied, Parent has, and will have at the Closing, access to sufficient cash, available lines of credit or other sources of immediately available funds to enable Parent to acquire all shares of Company Common Stock pursuant to the Merger, to make any other payments pursuant to Article II, to pay any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all fees and expenses of Parent and Merger Sub in connection therewith.

SECTION 4.06.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions, in each case, that would be payable by the Company or any of its affiliates, based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective affiliates.

SECTION 4.07.  Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case as such terms are defined in Section 203 of the DGCL).  Neither Parent, Merger Sub or any of their respective “affiliates” or “associates” “owns” (in each case as such terms are defined in Section 203 of the DGCL) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

SECTION 4.08.  Certain Arrangements.  As of the execution of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, that relate in any way to the Company or any of its Subsidiaries, the Company Common Stock or the transactions contemplated by this Agreement or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or approve the Merger or agrees to vote against any Superior Proposal.

SECTION 4.09.  Litigation.  There are no Proceedings pending or, to the knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates, or any Judgment to which Parent or Merger Sub or any of their respective Affiliates is subject, except, in each case, for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.10.  No Other Representations and Warranties.

(a)  Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article IV (as qualified by the Company Disclosure Letter)

or in a certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any express or implied representation and warranty, with respect to Parent or Merger Sub or with respect to any other information provided to the Company or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby.

(b)  Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Letter), the Written Consent or in a certificate delivered pursuant to this Agreement, (1) none of the Company or any of its affiliates is making and none of them has made any representations or warranties, express or implied, relating to itself or its business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Parent, Merger Sub or their respective affiliates or representatives is relying on any representation or warranty of the Company or any of its affiliates except for those expressly set forth in Article III (as qualified by the Company Disclosure Letter), the Written Consent and in a certificate delivered pursuant to this Agreement and (2) no person has been authorized by the Company or any of its affiliates to make any representation or warranty relating to the Company or any of its affiliates or their respective businesses or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and if made, such representation or warranty has not been and shall not be relied upon by Parent or Merger Sub. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article IV (as qualified by the Company Disclosure Letter), the Company agrees and acknowledges that, in connection with the Merger and the other transactions contemplated by this Agreement, neither Parent or Merger Sub nor any other person will have or be subject to any liability or obligation to the Company or any other Company Representative resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company in any format in connection with the Merger or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.  Conduct of Business of the Company.

(a)  Except for matters set forth in Section 5.01(a)  of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law (including any COVID-19 Response) except or with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice in all material respects and use commercially reasonable efforts to preserve as substantially intact its organizations, assets, employees, Authorizations, business and its existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships and use commercially reasonable efforts to keep available the services of its employees (subject to Section 5.01(a)(viii)), in each case, consistent with past practice.

(b)  In addition, without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law (including any COVID-19 Response), from the date of this Agreement to the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to do, any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock or other Equity Interests, (B) split, combine or reclassify any of its capital stock or other Equity Interests, or (C) directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Company or any Subsidiary of the Company, except for (1) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options, (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company RSUs or Company PSUs or (3) the acquisition by the Company of Company Stock Options, Company RSUs or Company PSUs in connection with the forfeiture of such awards, in the case of each of clauses (1), (2) and (3), in accordance with their respective terms in effect at such time;

(ii) issue, sell, register to issue or sell, encumber or grant, or amend any terms of, any Equity Interests, other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, or the settlement of Company RSUs or Company PSUs, in each case outstanding as of the date of this Agreement or granted in accordance with this Agreement and in accordance with their respective terms in effect at the time of such exercise or settlement;

(iii) amend its certificate of incorporation, bylaws or other comparable organizational documents or enter into any agreement with any of its stockholders in their capacity as such;

(iv) propose or adopt a plan of, or effect any, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(v) acquire (A) in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing Equity

Interests in or assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person or (B) any Equity Interests, assets or properties, in each case, the value or purchase price of which, individually exceeds $50,000,000 or in the aggregate exceeds $150,000,000 (other than acquisitions of supplies in the ordinary course of business consistent with past practice); provided, that the foregoing clauses (A) and (B) shall not apply to any venture capital investment by the Company or any of its Subsidiaries, and the Company and its Subsidiaries shall be permitted to make venture capital investments for which the value of the applicable investment commitment does not individually exceed $25,000,000 or in the aggregate (taking into account all such investments following the date of this Agreement) exceed $100,000,000; provided, further, that the aggregate value of all acquisitions and investments permitted pursuant to this Section 5.01(b)(v) shall not exceed $200,000,000;

(vi) establish any Person that would constitute a Significant Subsidiary of the Company;

(vii)  (A) adopt, enter into, terminate or materially amend any collective bargaining, works council or other labor agreement (other than in the ordinary course of business) or Company Benefit Plan, including any cash incentive bonus program (other than the entry into at-will offer letters or, for employees outside of the United States, employment agreements (i) with any individual who is not a Senior Employee or (ii) containing standard terms for the jurisdiction, in each case, that do not contain or provide for any equity or equity-based compensation, change in control-based or retention payments or, for any individual who is a Senior Employee, severance); (B) increase in any manner the compensation, bonus or fringe or other benefits of any employee, officer, director or other individual service provider of the Company or any Subsidiary of the Company, other than increases in the ordinary course of business consistent with past practice for any such individual who is not a Senior Employee; (C) take any action to accelerate the payment of any compensation or benefit under any Company Benefit Plan; (D) with respect to any Company Benefit Plan, make any contributions or payments to any trust or other funding vehicle, except in the ordinary course of business consistent with past practice; (E) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions are made or the basis on which contributions are calculated with respect to any Company Benefit Plan, except in the ordinary course of business consistent with past practice; (F) grant or agree to grant any change in control, severance, or retention compensation or benefits to any employee, officer, director or other service provider of the Company or any Subsidiary of the Company, other than severance to the extent permitted under clause (B); (G) loan or advance any money or other property to any current or former employee, officer, director or other individual service provider of the Company or any Subsidiary of the Company (other than advances of routine business expenses in the ordinary course of business); or (H)

grant any equity or equity-based awards under any Company Benefit Plan or otherwise of the Company; except, in the case of clauses (A)-(G), as required by the terms of any Company Benefit Plan set forth in Section 3.10(a) of the Company Disclosure Letter;

(viii) (A) terminate the employment of any employee of the Company or any Subsidiary of the Company with an annual base salary in excess of $400,000, other than due to such individual’s death, disability or for cause (each as determined by the Company in the ordinary course of business) or (B) hire any individual who would have an annual base salary in excess of $400,000 (other than as a replacement hire or promotion receiving substantially similar terms of employment);

(ix) (A) change its fiscal year or revalue any of its material assets or (B) make any material change in accounting methods, principles or practices used by it, except as may be required by GAAP or by applicable Law, including Regulation S‑X under the Securities Act;

(x) sell, lease, license or otherwise transfer to any person, in a single transaction or series of related transactions, any of its properties or assets (excluding any Intellectual Property) owned or licensed by it, the value or purchase price of which, individually or in the aggregate with all other transactions under this clause (x), exceeds $30,000,000, except (A) dispositions of obsolete, worn out or surplus assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers solely between or among the Company and its wholly owned Subsidiaries or (C) pursuant to existing license agreements as in effect on the date hereof or other existing Contracts as in effect on the date hereof and listed in Section 5.01(b)(x) of the Company Disclosure Letter; provided, that, in no event shall the Company or any of its Subsidiaries sell, lease, license or otherwise transfer to any person any Equity Interests of the Subsidiaries set forth on Section 5.01(b)(x) of the Company Disclosure Letter or their respective affiliates without the consent of Parent;

(xi) (A) incur, redeem, repurchase, prepay, unwind, settle, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guarantee any debt securities of another or (B) make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any Person or otherwise), any other Person, other than (1) solely between any of the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, (2) extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice, (3) advances of travel and similar expenses to directors and employees in the ordinary course of business consistent with past practice or (4)  borrowings incurred under the Credit Agreement in an amount not in excess of the aggregate amount of the Company’s revolving credit facility in the aggregate;

(xii) make any capital expenditure or expenditures, or incur any obligations or liabilities or make any commitments in connection therewith other than in the ordinary course of business consistent with past practice in an amount that does not exceed $200,000,000 in the aggregate for the fiscal year ended December 31, 2021 and $200,000,000 in the aggregate for the fiscal year ended December 31, 2022;

(xiii) (A) renew, extend or voluntarily terminate, waive or release any material rights under, or materially amend or modify, any Material Contract or any Contract that would be a Material Contract if in effect on the date of this Agreement or (B) enter into any Contract that would be a Material Contract if in effect on the date of this Agreement other than, in the ordinary course of business consistent with past practice (other than, in the case of any Contract that is, or would be, a Material Contract pursuant to clause (x) of Section 3.12(a), if consummation of any of the Transactions (alone or in combination with any other event) will conflict with, or result in any material violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a material right of, or result in, termination, cancelation or acceleration of any obligation, or give rise to any material increased, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract);

(xiv)  (A) settle or make a binding offer to settle any Proceeding other than settlements that (1) require only payment by the Company or any Subsidiary of the Company of cash amounts that (x) are specifically reserved against in respect of such Proceeding in the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof or (y) to the extent in excess of and/or not covered by clause (x), do not exceed $5,000,000 individually or $10,000,000 in the aggregate and (2) do not impose any restrictions on the business or operations of the Company or any Subsidiary of the Company, involve any admission of any wrongdoing or involve any injunctive relief or involve any stockholder litigation, or (B) settle or offer to settle any material Proceeding in respect of Personal Data or Privacy and Data Security Requirements or with any Governmental Entity in connection with any Health Care Law or commence any comparable Proceeding against a third party except as required by a Governmental Entity or under Applicable Law; provided, that this clause (xiv) shall not apply to any stockholder litigation in connection with the Transactions which shall be governed by Section 6.10;

(xv) (A) assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or diligently pursue applications for, or defend, any material Company Intellectual Property (or rights with respect thereto), except for grants of non-exclusive licenses and abandonments in the ordinary course of business consistent with past practice or (B) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any material Trade Secrets included in the Company Intellectual Property in a way that results in the loss of intellectual property protection for such Company Intellectual Property;

(xvi)  (A) renew or extend any material rights under, or materially amend or modify in a manner materially less favorable to the Company than the terms of the existing Lease, any Lease, (B) enter into any Contract that would be a Lease if in effect on the date of this Agreement, (C) lease any material portion of any Owned Real Property to any Person or (D) acquire, directly or indirectly, any interest in any real property, in each case, except as set forth in Section 5.01(a)(xvi) of the Company Disclosure Letter and/or other than in the ordinary course of business consistent with past practice;

(xvii)  enter into any new material line of business or abandon or discontinue any material existing line of business;

(xviii) engage in any transaction, or enter into any agreement, arrangement or understanding, with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC or otherwise enter into any Affiliate Transaction;

(xix) adopt or implement any stockholder rights plan or similar arrangement; or

(xx) authorize, commit or agree to take any of the foregoing actions.

(c)  Notwithstanding anything to the contrary set forth in Section 5.01(a), the Company and its Subsidiaries may take actions that are outside of the ordinary course or not in accordance with past practice that are either (i) approved by or under the authority of the Company’s Pandemic Committee (consisting of the Chief Medical Officer, Chief Human Resources Officer and Head of Facilities and Real Estate, or their designees), or (ii) following prior consultation with Parent to the extent reasonably practicable, in each case, to the extent reasonably necessary or advisable (A) to protect the health and safety of the Company’s or its Subsidiaries’ employees or (B) in response to any applicable Law, directive, guideline or recommendation, in the case of each of clause (A) and (B), arising out of, or otherwise related to, the COVID-19 pandemic (including any COVID-19 Response). The foregoing sentence shall not permit actions, commitments or agreements expressly restricted by Section 5.01(b) (other than the restrictions (i) set forth in Section 5.01(b)(xii) regarding capital expenditures and (ii) regarding the entry into, extensions, amendments or modifications of vendor or supplier contracts or real estate leases).

(d)  From the date of this Agreement to the earlier of the termination of this Agreement and the Effective Time, to the extent permitted by applicable Law, the parties agree to use commercially reasonable efforts to cooperate to prepare for integration of the businesses and affairs of Parent, Merger Sub, the Company and its Subsidiaries from and after the Effective Time; provided, that such obligation shall be subject to Section 6.13(c), mutatis mutandis.

(e)  The Company shall use commercially reasonable efforts to increase the limits under the insurance policy specified and as set forth in Section 3.19(7) of the Company Disclosure Letter; provided, that the Company shall not be required to pay an amount in excess of $600,000 and in the event of a termination of this Agreement in accordance with the terms of Article VIII, Parent shall reimburse the Company for any insurance premium paid by the Company in connection with the foregoing; and

(f)  To the extent requested by Parent, the parties shall discuss and analyze in good faith tax-efficient structures regarding the Investment Portfolio (as defined in the Specified Agreement).

(g)  Control of the Company and Parent and Merger Sub.  Parent acknowledges and agrees that nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Subsidiary of the Company prior to the Effective Time in violation of applicable Law.  The Company acknowledges and agrees that nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or Merger Sub prior to the Effective Time in violation of applicable Law.

SECTION 5.02.  No Solicitation; Adverse Recommendation Change.  (a)  Upon execution and delivery of this Agreement, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its and their other Representatives not to, directly or indirectly, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, (i) solicit, initiate, or knowingly encourage or knowingly take any other action to facilitate any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.02(a)(i)  (such as answering unsolicited phone calls) shall not (in and of itself) be deemed to facilitate for purposes of, or otherwise constitute a violation of, this Section 5.02), (ii) enter into, continue, knowingly encourage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent or Merger Sub) any non-public information with respect to or in connection with any Company Takeover Proposal, or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or any other agreement  or arrangement relating to any Company Takeover Proposal, other than an Acceptable Confidentiality Agreement (a “Company Acquisition Agreement”).  It is agreed that any violation of the restrictions in this Section 5.02 by any of the Company’s Representatives shall be a breach of this Section 5.02 by the Company.

(b)  Upon execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to, and shall use reasonable best efforts to cause its and their other Representatives to, immediately cease all solicitation, encouragement, discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal.  In furtherance of the foregoing, promptly following the execution and delivery of this Agreement, the Company will (i) request that each Person and its Representatives (other than Parent) that has, prior to the execution and delivery of this Agreement, executed a confidentiality agreement in connection with such Person’s consideration of making a possible Company Takeover Proposal, to promptly return or destroy all non-public confidential information previously furnished to such Person and (ii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.  The Company shall not, and shall cause its Subsidiaries and Representatives not to, release any Person from, or waive, amend or modify any provision of, or grant any permission under any “standstill” provision or similar provision with respect to any capital stock of the Company in any confidentiality or standstill agreement (or similar agreement) to which the Company or any of its Subsidiaries is a party; provided that the Company shall be permitted to grant waivers of, and not to enforce, any “standstill” or similar provision to the extent necessary to permit the party referred therein to submit an unsolicited Company Takeover Proposal to the Company Board on a confidential basis, subject to compliance with all other provisions of this Section 5.02.

(c)  Notwithstanding anything to the contrary contained in Section 5.02(a), Section 5.02(b) or any other provision of this Agreement, if at any time after the execution of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide, written Company Takeover Proposal, which Company Takeover Proposal did not result from a breach of this Section 5.02, then in response to such Company Takeover Proposal (i) the Company and its Representatives may contact the Person or group that made such Company Takeover Proposal solely to clarify the terms and conditions thereof or to request that such Company Takeover Proposal made orally be made in writing and (ii) if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal from the Person or group submitting such bona fide, written Company Takeover Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (a “Qualifying Company Takeover Proposal”), the Company may, subject to compliance with Section 5.02(d), (A) enter into an Acceptable Confidentiality Agreement with such Person or group making the Qualifying Company Takeover Proposal and thereafter furnish information (including non-public information) with respect to the Company to such Person or group and its Representatives pursuant to such Acceptable Confidentiality Agreement so long as, prior to or concurrently with the time such information is provided or made available to such Person or group or any of its Representatives, the Company also provides Parent any information furnished to such Person or group or any of its Representatives which was not previously furnished to Parent, and (B) engage in or otherwise participate in discussions or negotiations with such Person or group and its Representatives regarding such Qualifying Company Takeover Proposal.  Notwithstanding anything to the contrary in herein, the Company and its Representatives may, in response to a bona fide written unsolicited Company Takeover Proposal, contact the person who made such Company Takeover Proposal solely to determine whether such person intends to provide any documents (or additional documents) containing the terms and conditions of such Company Takeover Proposal.

(d)  The Company shall promptly, and in no event later than 24 hours after the Company’s knowledge of receipt thereof, (i) advise Parent in writing of the Company’s or any of its Subsidiaries or its or their respective Representatives’ receipt of any Company Takeover Proposal, including the identity of the Person or group making such Company Takeover Proposal, and (ii) provide to Parent a copy of any such Company Takeover Proposal (including any material written documents related thereto) (or if such Company Takeover Proposal or inquiry is not in writing, a written description of the material terms and conditions thereof).  From and after such notification, the Company shall keep Parent reasonably informed on a reasonably prompt basis of any material developments with respect to any such Takeover Proposal (including any material changes thereto, and including by providing copies of any materially revised or material new documents evidencing or delivered in connection with such Company Takeover Proposal).

(e)  Except as set forth in Section 5.02(f), neither the Company Board nor any committee thereof shall (i) (A) withdraw, withhold, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, withhold, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation, or authorize, resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, or submit to the vote of any securityholders of the Company, any Company Takeover Proposal, or authorize, resolve or agree to take any such action or (C) fail to recommend against any Company Takeover Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) it being understood that a customary “stop, look and listen” communication by the Board of Directors of the Company or any committee thereof in accordance with Rule 14d-9(f) promulgated under the Exchange Act shall not, in and of itself, constitute an Adverse Recommendation Change) or (ii)  approve, recommend, cause or permit the Company to enter into, or to propose to approve, recommend or enter into, any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.02), or authorize, resolve, agree or propose to take any such action.

(f)  Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may (i) make an Adverse Recommendation Change if (A) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that, as a result of an Intervening Event, failure to take such action would be inconsistent with the

Company’s directors’ fiduciary duties under applicable Law or (B) the Company receives a Company Takeover Proposal after the date of this Agreement that did not result from a breach of this Section 5.02 and for which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Company Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law and (ii) solely in the case of clause (i)(B), enter into a definitive written agreement providing for the consummation of a Superior Proposal and concurrently terminate this Agreement pursuant to Section 8.01(f); provided, however, that the Company Board and any committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (i) or clause (ii) above unless, prior to taking such action (A) the Company has provided written notice to Parent (a “Notice of Adverse Recommendation Change”) advising Parent that the Company Board or any such committee intends to take such action and the reasons therefor, (B) in the case of any Notice of Adverse Recommendation Change provided in connection with an Intervening Event, such Notice of Adverse Recommendation Change contains a reasonably detailed description of such Intervening Event, (C) in the case of any Notice of Adverse Recommendation Change provided in connection with a Company Takeover Proposal, such Notice of Adverse Recommendation Change specifies the material terms and conditions of the related Superior Proposal, identifying the Person or group making such Superior Proposal and includes a copy of the relevant agreement or proposal with respect to such Superior Proposal, (D) a period of four Business Days has elapsed following Parent’s receipt of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification to any Company Takeover Proposal that is the basis for such proposed Adverse Recommendation Change shall require a new Notice of Adverse Recommendation Change and an additional notice period (which shall be the longer of (x) three Business Days and (y) the period remaining under the initial notice period)), (E) if requested by Parent, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and its Representatives during such four Business Day period (as it may be extended pursuant to clause (D)) to enable Parent to propose in writing in a binding offer to effect  changes to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal and (F) taking into account any changes to the terms of this Agreement proposed by Parent in any binding proposal, the Company Board has determined in good faith (after consultation with its outside legal counsel and financial advisor) (1) with respect to the actions described in clause (i) of this Section 5.02(f), that it would continue to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law not to effect the Adverse Recommendation Change and (2) with respect to the actions described in clause (i)(B) and clause (ii) of this Section 5.02(f), that the Company Takeover Proposal received by the Company continues to constitute a Superior Proposal, in each case, if such changes offered by Parent in such binding proposal were given effect; provided, further, that any purported termination of this Agreement pursuant to this Section 5.02(f) shall be void and of no force and effect unless such termination is in accordance with Section 8.01(f) and the Company pays to Parent the Company Termination Fee in accordance with Section 6.06 prior to or concurrently with such termination.

(g)  (i) Nothing contained in this Section 5.02 will prohibit the Company from taking and disclosing to the Company’s stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, in each case after commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) and (ii) no disclosure that the Company Board may determine in good faith (after consultation with its outside legal counsel) that the Company is required to make under applicable Law will constitute a violation of this Agreement; provided that in no event shall the Company Board make an Adverse Recommendation Change except in accordance with Section 5.02(f).

ARTICLE VI

Additional Agreements

SECTION 6.01.  Stockholder  Consent; Preparation of the Information Statement.

(a)  Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company shall submit a form of irrevocable written consent in the form previously agreed (“Written Consent”) to the Principal Stockholders, in their capacity as record and beneficial owners, collectively, of greater than 59% of the outstanding shares of Company Common Stock (such written consent, as duly executed and delivered by all such record holders, the “Stockholder Consent”). Immediately upon receipt of the Stockholder Consent, the Company will provide Parent with a copy of such Stockholder Consent, certified as true, correct and complete by an executive officer of the Company. In connection with the Stockholder Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Organizational Documents of the Company. Promptly following that date hereof, the Company shall request the Additional Stockholder to execute and deliver a written consent to the Company on substantially the same terms as the Written Consent (with such changes thereto that Parent and the Company may agree in writing); provided, that, the Company shall not be required to make such request to the Additional Stockholder on more than one occasion and shall not be required to incur any liability, cost or expense of any kind (other than ministerial and de minimis administrative costs and expenses); provided, further, that compliance with the foregoing sentence and/or failure to obtain such written consent of the Additional Stockholders shall be disregarded for purposes of determining the satisfaction or failure of the condition set forth in Section 7.02(b) and/or the right of a party to terminate this Agreement pursuant to Article VIII.

(b)  As promptly as reasonably practicable (but no later than 20 Busines Days) after the execution of this Agreement, the Company shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Consent, the Merger and the Transactions, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by

Section 262 of the DGCL (the “Information Statement”).  Each of the Company and Parent shall provide to the other all information concerning such party as may be reasonably requested by the other party in connection with the preparation, filing and distribution of the Information Statement and shall otherwise assist and cooperate with the Company in the preparation of the Information Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Information Statement if and to the extent, in the absence of such a correction, the Information Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the stockholders of the Company in an amendment or supplement mutually acceptable to Parent and the Company.  The Company shall notify Parent promptly upon the receipt of any comments (whether written or oral) from the SEC and of any request (whether written or oral) by the SEC for amendments or supplements to the Information Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Information Statement.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Information Statement and to resolve such comments with the SEC and cause the Information Statement to be filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act, and shall use its reasonable best efforts to cause the Information Statement to be disseminated to its stockholders as promptly as reasonably practicable after, and in any event within two days after, the latest of (i) confirmation from the SEC that it has no further comments on the Information Statement, (ii) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (iii) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement.  Prior to the filing of the Information Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response and the Company shall include all comments reasonably proposed by Parent. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(b) shall not be affected by any Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Takeover Proposal. In the event the Stockholder Consent is not obtained and Parent does not terminate this Agreement, in each case, as provided in Section 7.01(c), then the Company shall, as soon as practicable, prepare and file with the SEC a proxy statement related to the Merger and this Agreement (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) and shall take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement and use its reasonable best efforts to obtain the approval of this Agreement by the stockholders of the Company.

(c)  The Company agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and that, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock or at the time of any amendment or supplement thereof, the Information Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements included or incorporated by reference in the Information Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. Parent agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time it is filed with the SEC or at the time it is first mailed to the holders of shares of Company Common Stock, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 6.02.  Access to Information; Confidentiality.  Except if prohibited by any applicable Law (including any COVID-19 Response), the Company shall, if reasonably requested by Parent, (a) give Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during reasonable business hours to the offices, properties, books and records and other information concerning the business, properties and personnel of the Company and the Subsidiaries of the Company as such Persons may reasonably request and (b) cause the employees, counsel, financial advisors, auditors and other authorized Representatives of the Company and the Subsidiaries of the Company to reasonably cooperate with Parent in its investigation of the Company and the Subsidiaries of the Company, in each case, in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that the Company shall not be obligated to provide such access or information if the Company determines in its reasonable judgment that doing so would (i) violate applicable Contract, Law (including any COVID-19 Response) or an applicable Judgment, (ii) the Company determines, in light of COVID-19 or any COVID-19 Response, that such physical access or physical examination would reasonably be expected to jeopardize the health and safety of any employee or Representative of the Company or its Subsidiaries or (iii) waive the protection of attorney-client privilege, attorney work product protection or other legal privilege, and in any such event, the Company shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate such applicable Contract, Law, applicable Judgment or waive such privilege or protection, including by entering into a joint defense agreement, common interest agreement or other similar arrangement.  Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any Subsidiary of the Company.  Notwithstanding anything to the contrary contained herein, prior to the Closing, Parent shall have no right to perform invasive or subsurface investigations or sampling of any environmental media or building materials at the properties or facilities of the Company or any of the Company’s Subsidiaries.  No

information obtained pursuant to this Section 6.02 shall cure any breach of, or non-compliance with, any other provision of this Agreement or limit the remedies available to any party. All information exchanged pursuant to this Section 6.02 shall be subject to the confidential disclosure agreement dated March 18, 2021, between the Company and Parent (the “Confidential Disclosure Agreement”).

SECTION 6.03.  Reasonable Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each party shall use its reasonable best efforts (A) to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transactions, and (B) to take any and all steps necessary, to eliminate each and every impediment under any Antitrust Law to close the Transactions contemplated hereby prior to the Outside Date (as it may be extended in accordance with Section 8.01(b)(i)), including (i) the satisfaction of the conditions set forth in Article VII, (ii) obtaining all necessary or advisable Authorizations and Consents from, making all necessary or advisable registrations, declarations and filings with and taking all reasonable steps as may be necessary or advisable to obtain any Authorizations or Consents from, or avoid a Proceeding with, any Governmental Entity or other third party with respect to this Agreement or the Transactions, including the expiration or termination of any applicable waiting period in respect of HSR and other Antitrust Laws, (iii) furnishing all information required to be furnished in connection with obtaining any Authorizations or Consents from or making any filings with any Governmental Entity or other third party, and promptly cooperating with and furnishing information in connection with any such requirements imposed upon any party or any of their respective Subsidiaries in connection with this Agreement or the consummation of the Transactions, (iv) defending or contesting any Proceedings by any Governmental Entity or third party challenging this Agreement or the consummation of the Transactions and (v) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b)  Without limiting the generality of Section 6.03(a), (A) each party agrees to make an appropriate filing, if necessary, pursuant to the HSR Act as promptly as reasonably practicable, but in any event no later than 20 Business Days following the date of this Agreement (unless a different period is otherwise agreed by the parties) and (B) each party agrees to make all necessary or advisable filings pursuant to any other Antitrust Law as promptly as reasonably practicable following the date of this Agreement, and in all cases, to supply as promptly as reasonably practicable to the applicable Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act or such other Antitrust Law.

(c)  Without limiting the generality of Section 6.03(a), each of Parent and the Company shall, and shall cause their respective affiliates, to (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission under the HSR Act or any other Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any substantive communication with, and any inquiries or requests for additional information from, the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation (or it is not reasonably practicable for one party to do so), keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, substantive correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions, (iv) respond to any inquiry or request for additional information or documentation from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable and (v) consult with one another, in good faith, in connection with any inquiry, hearing, investigation, Proceeding or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, the Merger or any of the other Transactions, including the scheduling of, and strategic planning and preparation for, any meetings with any Governmental Entity relating thereto.  Any such additional information furnished in connection with the preparation of any filing or submission shall be in substantial compliance with the requirements of the HSR Act and any other Antitrust Law, as the case may be.  Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and lead all communications and strategy for making filings under and obtaining any Authorizations or Consents with respect to any Antitrust Laws, including the expiration or termination of any applicable waiting period, and for dealing with the FTC, the DOJ and any other Governmental Entity with respect to the HSR Act and any other Antitrust Law, and Parent shall, on behalf of the parties, control and lead the defense strategy for dealing with any Proceedings challenging this Agreement or the consummation of the Transactions. The Company and Parent shall not, and shall cause their respective affiliates not to, (A) commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or enter into a timing agreement with respect to any other Antitrust Law or (B) pull and refile any filing made under the HSR Act, in the case of each of clauses (A) or (B) without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.  Parent shall bear all of the costs and expenses (including the Company’s costs and expenses) related to the joint engagement of any third-party consultants or economists (excluding, for the avoidance of doubt, legal advisors) in connection with any Authorizations or Consents with respect to any Antitrust Laws pursuant to a joint defense agreement, common interest agreement or other similar agreement entered into between the parties.  Parent shall pay all filing fees required under the HSR Act or such other Antitrust Law by the Company and Parent.  The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 6.03(d) or any other section of this Agreement as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(d)  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained herein shall require Parent or any of its affiliates to propose, negotiate, effect, agree to or commit to, or execute any settlements, undertakings (affirmative or otherwise), consent decrees, stipulations or other agreements with any Governmental Entity or any other Person obligating Parent or any of its affiliates to: (i) sell, divest, license or otherwise convey or hold separate any asset (whether tangible or intangible) or business of Parent or its affiliates or terminate any existing relationship, contractual right or obligation of Parent or its affiliates, (ii) sell, divest, license or otherwise convey or hold separate any asset (whether tangible or intangible) or business of the Company or its affiliates or terminate any existing relationship, contractual right or obligation of Company or its affiliates, (iii) create any relationship, contractual right or obligation of Parent, the Company or any of their respective affiliates, or (iv) implement any limitations, prohibitions or restrictions affecting the business, operations or assets of Parent, the Company or any of their respective affiliates or on the ability of Parent or its affiliates to acquire, hold or exercise full rights of ownership of any Equity Interests in the Surviving Corporation or any of its Subsidiaries (including the right to vote such Equity Interests) or to control the business, operations or assets of Parent, the Company or any of their respective affiliates (each of the actions in the preceding clauses (i), (ii), (iii) and (iv), a “Remedial Action”), other than a Permitted Remedial Action (which Parent shall effect if necessary to obtain any Required Regulatory Approval expressly set forth on Section 7.01(b) of the Company Disclosure Letter); provided, that Parent, Merger Sub and their respective affiliates shall only be required to agree to any Permitted Remedial Action if and to the extent ultimately necessary to obtain any Required Regulatory Approval expressly set forth on Section 7.01(b) of the Company Disclosure Letter. A “Permitted Remedial Action” shall mean (a) a Remedial Action of the type described in clause (ii) of the definition thereof that, individually and in the aggregate with all other such Remedial Actions, involves assets or businesses of the Company and its Subsidiaries that, in the aggregate, generated no more than 10% of the consolidated revenues of the Company and its Subsidiaries for the fiscal year ended December 31, 2020 and (b) proposals, agreements, commitments or undertakings from Parent to supply and provide Parent’s products and services on commercially reasonable terms to the Company’s competitors, consistent with past practice, provided that such proposals, agreements, commitments or undertakings, individually or in the aggregate, would not have, and would not reasonably be expected to have, a substantial impact on the benefits that Parent reasonably expects it and its Subsidiaries to derive from the Transactions. The Company shall not, and shall cause its affiliates not to propose, negotiate, effect, agree to or commit to, or execute any settlements, undertakings (affirmative or otherwise), consent decrees, stipulations or other agreements with any Governmental Entity or any other Person obligating Parent, the Company or any of their respective affiliates to take or commit to take any Remedial Action without the prior written consent of Parent. Nothing in this Section 6.03 shall require any party to take or agree to take any action with respect to its business or operations pursuant to this Section 6.03 unless the effectiveness of such agreement or action is conditioned upon the Closing. Parent and its Subsidiaries shall be obligated to defend, litigate or participate in the litigation of any Proceeding brought by or against any Governmental Entity in connection with obtaining any Authorization or Consent from any Governmental Entity in connection with the Transactions.

(e)  In addition to and without limiting any of the parties’ respective obligations in this Section 6.03, each of the Company, the Company Board, Parent and Merger Sub shall (i) take all action, including granting such approvals, necessary to ensure that no state takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law is or becomes applicable to any Transaction or this Agreement and (ii) if any state takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(f)  The parties shall not, and shall cause their Subsidiaries not to, enter into any merger, acquisition or similar transaction, or any agreement to effect any such transaction, for any business that competes directly and materially with the other party’s business, that will make it materially more difficult, or materially increase the time required, to (i) obtain the Required Regulatory Approvals expressly set forth on Section 7.01(b) of the Company Disclosure Letter, or (ii) avoid a Legal Restraint.

SECTION 6.04.  Continuing Employee Matters.  (a)  For the period from the Effective Time through the first anniversary of the Effective Time each employee of the Company or a Subsidiary of the Company who remains in the employment of the Surviving Corporation and its Subsidiaries (each, a “Continuing Employee”) shall receive (i) a base salary or wage rate, as applicable, and incentive compensation opportunities (other than equity incentive compensation opportunities, which instead will be consistent with the opportunities applicable to similarly situated employees of Parent and Subsidiaries of Parent) that, in each case, are not less favorable than as provided by the Company or the Subsidiaries of the Company to such Continuing Employee immediately prior to the Effective Time and (ii) severance (based on severance arrangements as in effect on the date of this Agreement and listed on Section 3.10(a) of the Company Disclosure Letter) and employee benefits (excluding defined benefit pension, post-employment health and welfare benefits, equity-based compensation and change of control, retention or other one-off awards) that are not less favorable in the aggregate to those that were provided by the Company or the Subsidiaries of the Company to such Continuing Employee immediately prior to the Effective Time; provided, that, with respect to any Continuing Employee who is primarily based outside of the United States, the requirements of this Section 6.04(a) shall be subject to any requirements under applicable Law.

(b)  Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause any plans, programs, agreements or arrangements established or maintained by Parent or any of its affiliates (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) (the “New Plans”) to recognize each Continuing Employee’s service with the Company or any Subsidiary of the Company and any predecessor of the Company or any Subsidiary of the Company (to the extent such service is recognized by the Company or such Subsidiary), for purposes of eligibility, participation, vesting and levels of benefits; provided, however, that such service need not be recognized (i) for any purpose under any defined benefit pension plan or retiree welfare plan, (ii) to the extent that such recognition would result in any duplication of benefits, (iii) for purposes of any New Plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (iv) for purposes of any New Plan that is grandfathered or frozen, either with respect to level of benefits or participation.

(c)  With respect to any New Plan that is a welfare plan, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to Continuing Employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d)  If requested by Parent not less than ten Business Days prior to the Closing Date, the Company shall adopt resolutions and take such corporate action as necessary to terminate the Company Benefit Plans that are United States Tax-qualified defined contribution plans (the “Company DC Plans”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time.  The form and substance of such resolutions and other actions taken in connection with the foregoing termination shall be subject to reasonable review and comment of Parent.  If Parent requests that any Company DC Plan be terminated, the applicable Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a Tax-qualified defined contribution plan of Parent or its Subsidiaries (each such plan, a “Parent DC Plan”), it being agreed that there shall be no gap in participation in a Tax-qualified defined contribution plan for such Continuing Employees. Upon the distribution of the assets in the accounts under the Company DC Plans to the participants, Parent shall take any action necessary to permit the Continuing Employees to make rollover contributions of “eligible rollover distributions” from the applicable Company DC Plan to the applicable Parent DC Plan (including in cash or notes (in the case of loans)).

(e)  Without limiting the generality of Section 6.04(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, assume and honor in accordance with their terms all of the Company Benefit Plans (including any change in control severance agreement or other arrangement that is a Company Benefit Plan), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Corporation, to amend any Company Benefit Plan in accordance with its terms. For the avoidance of doubt, for purposes of any Company Benefit Plan containing a definition of “change in control” or “change of control” (or similar term), the Closing shall be deemed to constitute a “change in control” or “change of control” (or applicable term).

(f)  If Closing occurs prior to December 31, 2021, with respect to each cash incentive bonus program of the Company and its Subsidiaries with a performance period that is in-cycle as of the Closing (each, a “Company Bonus Program”), following the Closing, (i) payments pursuant such Company Bonus Program with respect to such performance period shall be paid in the ordinary course of business consistent with past practice, and calculated excluding any merger-related transaction costs, and (ii) Parent shall not make any modification to such Company Bonus Program with respect to such performance period in a manner that is detrimental to any participant therein.

(g)  Parent and the Company agree to the additional items set forth on Section 6.04(g) of the Company Disclosure Letter.

(h)  Without limiting the generality of Section 9.07, this Section 6.04 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.04, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever (including any right to continued employment by or services with Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries) under or by reason of this Section 6.04.  Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person.  Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, the Company, the Surviving Corporation or any Subsidiary of Parent, the Company or the Surviving Corporation and nothing herein shall be construed as an amendment to any such plan, program, policy, arrangement, agreement or understanding for any purpose.

SECTION 6.05.  Indemnification.  (a)  Parent shall, and shall cause the Surviving Corporation, to, (i) assume the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former director or officer (the “Indemnified Persons”) of the Company or any Subsidiary of the Company as provided in the Company Charter, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement between such Indemnified Person and the Company or any Subsidiary of the Company (in each case, as in effect on the date hereof and, in the case of any indemnification agreement, as set forth in Section 6.05(a) of the Company Disclosure Letter and of which the Company has made available to Parent true, correct and complete copies), without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms and (ii) during the period commencing on the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, indemnify and hold harmless each Indemnified Person with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with the defense of any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnified Person was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnified Person in the Indemnified Person’s capacity as a director, officer or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, agent, trustee or fiduciary of another person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Person), to the fullest extent permitted under applicable Law that the Surviving Corporation could provide such indemnification to such Indemnified Persons pursuant to the DGCL, the Company Charter or Company Bylaws in effect on the date of this Agreement.  For the avoidance of doubt, the applicable rights of indemnification and exculpation contemplated by this Section 6.05 and pursuant to the terms of the Company Charter or Company Bylaws as in effect at or immediately prior to the Effective Time shall not be impaired by any modification of such terms in any amendment or restatement of such Company Charter or Company Bylaws following the Effective Time (including in connection with the filing of the Certificate of Merger).  None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 6.05 (each, a “Claim”) for which indemnification has been sought by an Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Claim or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent.

(b)  Parent shall obtain, or shall cause the Surviving Corporation to obtain in consultation with the Company, at or prior to the Effective Time, a prepaid (or “tail”) directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the

Company’s or any of its Subsidiary’s directors’ and officers’ liability insurance policies, with coverage for six years following the Effective Time on terms with respect to such coverage and amounts no less favorable to the insureds than those of such policy in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend pursuant to this Section 6.05(b) an amount in excess of 450% of the most recent annual premium paid by the Company or any Subsidiary of the Company for such insurance for its current fiscal year; provided, further, that, if the amount necessary to procure such prepaid (or “tail”) insurance coverage exceeds such maximum amount, Parent or the Surviving Corporation, as the case may be, shall only be obligated to provide as much coverage as may be obtained for such maximum amount.  Parent shall cause the “tail" policy delivered in accordance with the preceding sentence to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 6.05(b).

(c)  In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation shall make proper provision so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(d)  Nothing in this Agreement is intended to, shall be construed to or shall, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under such policies.  The Indemnified Persons shall be express third party beneficiaries of this Section 6.05.

(e)  Notwithstanding anything to the contrary in this Section 6.05, Parent agrees that any indemnification, advancement of expenses or insurance available to any Indemnified Person who at or prior to the Closing was a director of the Company or any of its Subsidiaries shall be secondary to the indemnification, advancement of expenses and insurance to be provided by Parent, the Surviving Corporation and its Subsidiaries pursuant to this Section 6.05 and that Parent, the Surviving Corporation and its Subsidiaries (i) shall be the primary indemnitors of first resort for the Indemnified Persons pursuant to this Section 6.05, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to Indemnified Persons that are addressed by this Section 6.05 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any Indemnified Person with respect to any matter addressed by this Section 6.05

SECTION 6.06.  Fees and Expenses.  (a)  Except as set forth in Section 6.17 and this Section 6.06, all fees and expenses incurred in connection with this

Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger and the other Transactions are consummated.

(b)  In the event that:

(i) the Company terminates this Agreement pursuant to Section 8.01(f);

(ii) Parent terminates this Agreement pursuant to Section 8.01(d); or

(iii) a Company Takeover Proposal (whether or not conditional and whether or not withdrawn) is made, proposed or communicated to the Company Board, any committee of the Company Board or management of the Company, or is publicly made, proposed or communicated publicly, or any Person or group publicly proposes or announces an intention to make a Company Takeover Proposal (whether or not conditional and whether or not withdrawn), and thereafter (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), or by Parent pursuant to Section  8.01(c) or Section 8.01(g) and (B) within 12 months of such termination (1) any transaction included within the definition of Company Takeover Proposal is consummated or (2) the Company enters into a definitive agreement providing for the consummation of any transaction within the definition of Company Takeover Proposal, in each case whether or not involving the same Company Takeover Proposal or the Person or group making the Company Takeover Proposal referred to in this Section 6.06(b)(iii); provided that for purposes of clause (B), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 9.03, except that all references to “20%” in such definition shall be deemed references to “50.1%”, then the Company shall pay to Parent (or its designee) a fee of $520,354,225 (the “Company Termination Fee”).  Any fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds to an account designated by Parent (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within three Business Days after the date of such termination of this Agreement and (3) in the case of this clause (iii), within three Business Days after the earlier of (x) the date of the consummation of the transaction referred to in clause (B)(1) thereof and (y) the date of entry into the definitive agreement referred to in clause (B)(2) thereof.  Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)  In the event that Parent terminates this Agreement pursuant to Section 8.01(g), then the Company shall pay to Parent (or its designee) promptly upon delivery of written demand by Parent to the Company (which Parent may deliver at any time after this Agreement is terminated pursuant to Section 8.01(g)), but in no event later than three (3) Business Days after the date such demand is delivered, by wire transfer of same-day funds to an account designated by Parent, all reasonable and documented out-of-pocket fees and expenses (including all due diligence fees, all filing and printing fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants) (“Parent Expenses”) incurred prior to such termination by Parent, Merger Sub or their respective affiliates in connection with this Agreement and the Transactions; provided that the Company shall not be obligated to pay for Parent Expenses in excess of $75,000,000.  Payment by the Company of Parent Expenses pursuant to this Section 6.06(c) shall not relieve the Company of any subsequent obligation to pay any applicable Company Termination Fee pursuant to Section 6.06(b); provided that in the event any Company Termination Fee is payable after the time the Company pays any Parent Expenses pursuant to this Section 6.06, the amount of the Company Termination Fee payable by the Company shall be reduced by the amount of such Parent Expenses actually paid to Parent.

(d)  Notwithstanding anything in this Agreement to the contrary, except with respect to claims for, arising out of, or in connection with actual and intentional fraud or willful and material breach of this Agreement by the Company, the parties agree that the payment of the Company Termination Fee pursuant to this Section 6.06(b), as liquidated damages and not as a penalty, when and if paid in circumstances for which such fee is payable pursuant to Section 6.06(b), shall constitute and be the sole and exclusive monetary damages or other remedy of Parent, Merger Sub and their respective affiliates against the Company, its stockholders and its affiliates, and its and their current, former or future directors, officers, employees, Representatives, successors and/or assigns, and the current, former or future directors, officers, employees, Representatives, successors and/or assigns of any of the foregoing, for any loss suffered as a result of, or related to, this Agreement, the failure of the Merger or the other Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee, none of the Company, its stockholders and affiliates, or any of their respective current, former or future directors, officers employees , Representatives, successors and/or assigns, and the current, former or future directors, officers, employees, Representatives, successors and/or assigns of any of the foregoing, shall have any further liability or obligation relating to or arising out of this Agreement, the Merger or the other Transactions.

(e)  The Company acknowledges and agrees that the agreements contained in Sections 6.06(b) and 6.06(c) are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement.  If the Company fails to promptly pay any amount due pursuant to Sections 6.06(b) and 6.06(c) and in order to obtain such payment, Parent commences a Proceeding against the Company and that Proceeding results in a Judgment in Parent’s favor for such payment, then the Company shall pay to Parent the costs and expenses of Parent and Merger Sub (including attorneys’ fees and expenses) in connection with such Proceeding, together with interest on the amount of such payment due pursuant to Sections 6.06(b) and 6.06(c) from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

SECTION 6.07.  Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements, including any press conference or conference call with investors or analysts, with respect to the Transactions, including the Merger, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), except in each case (i) as required by applicable Law or court process or by obligations pursuant to the rules and regulations of any national securities exchange or national securities quotation system or (ii) for any press release, public announcement or other public statement (A) by the Company with respect to any Adverse Recommendation Change made in accordance with this Agreement or any Company Takeover Proposal, (B) by Parent in response to any Adverse Recommendation Change, any Company Takeover Proposal that becomes publicly known or any press release or public statement by the Company with respect to the foregoing, or (C) by either Parent and the Company that consists solely of information that is consistent with information disclosed in any press release, public statement or public announcement previously issued or made in compliance with this Section 6.07. The parties agree that all formal Company employee communication programs or announcements with respect to the Transactions shall be in the forms mutually agreed to by the parties; provided, that no such mutual agreement shall be required for any communications made that are (i) substantially similar to a prior mutual joint communication, or (ii) based on mutually agreed content and do not substantially deviate from the substantive components of such content. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.  Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.

SECTION 6.08.  Affiliate Transactions.  The Company shall cause (i) all Affiliate Transactions, other than the agreements set forth in Section 6.08 of the Company Disclosure Letter or that terminate pursuant to the applicable agreement at the Effective Time, to be terminated, in each case without further liability or obligation (contingent or otherwise) of any party thereunder, with such termination to be effective immediately prior to the Closing and (ii) any and all liabilities of the Company and its Subsidiaries in connection with such Affiliate Transactions to be extinguished with no payment or liability obligation of the Company or any of its Subsidiaries outstanding as of the Closing, except for any liabilities or obligations that survive pursuant to the express terms of the applicable Contract with respect to such Affiliate Transaction in effect as of the date hereof and as and to the extent set forth therein. The Company will provide Parent with a reasonable opportunity to review and comment on any documents, agreements, instruments, resolutions, consents and filings related to such terminations.

SECTION 6.09.  Certain Tax Matters.  (a)  The Company shall (i) furnish Parent and its Representatives, in a timely manner, with any information, documents, work papers and other materials as Parent may reasonably request in connection with Tax-related matters (including with respect to due diligence and restructuring and integration planning), (ii) make its Representatives available during normal business hours to provide explanations of such materials and (iii) reasonably cooperate with Parent and its Representatives in connection with such matters. The Company shall consider in good faith any restructuring steps that Parent requests the Company or any of its Subsidiaries to consummate prior to the Closing.

(b)  Except as otherwise expressly contemplated by this Agreement or required by applicable Law, the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed): (i) make, change or revoke any material Tax election, (ii) change any Tax accounting method or period, (iii) file any amended Tax Return reflecting material Taxes, (iv) enter into any closing agreement or otherwise settle or compromise any Proceeding with respect to material Taxes, (v) request any Tax ruling, (vi) waive or extend the statute of limitations applicable to any Proceeding with respect to material Taxes, (vii) surrender any claim for a refund of material Taxes, (viii) carry back any material net operating loss or other Tax attribute to a prior taxable period, (ix) take any action that could require the Company or any of its Subsidiaries to become liable for additional payments in respect of Tax benefits pursuant to the Specified Agreement or (x) effect or otherwise engage in any material Tax planning strategies or transactions (including the adoption of any plan of partial or complete liquidation, dissolution, restructuring, recapitalization, merger or reorganization), in the case of clause (vi) except in the ordinary course of business consistent with past practice.

SECTION 6.10.  Stockholder Litigation.  From the date of this Agreement and until the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent of any Proceeding commenced or, to the knowledge of the Company, threatened by, a stockholder or holder of any Equity Interests of the Company against the Company or its directors or executive officers relating to the Merger or any of the other Transactions, and shall keep Parent reasonably informed, consult with Parent regarding and give Parent the opportunity to participate in the defense and settlement of any such Proceeding.  Without limiting the generality of the foregoing, none of the Company or any of its Representatives shall agree to or propose any settlement of any such Proceeding without Parent’s prior written consent.

SECTION 6.11.  Section 16 Matters.  From and after the date hereof and until the Effective Time, the Company shall take all steps as may be required to cause any dispositions of Equity Interests of the Company in connection with this Agreement and the Transactions by each individual who is subject to the reporting requirements of Section 16 of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.12.  Merger Sub and Surviving Corporation Compliance.  Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and Merger Sub shall not engage in any material activities of any nature except in connection with the Transactions and as provided in or contemplated by this Agreement (or any ancillary document hereto).

SECTION 6.13.  Advice of Changes.  (a)  The Company shall use commercially reasonable efforts to promptly notify Parent in writing of any written communication from any Governmental Entity with competent jurisdiction over the Company or any of its Subsidiaries in connection with any Health Care Law or Authorization thereunder if the subject matter of such communication would be material to the Company, the Surviving Corporation (solely to the extent such communication has become actually known to the Persons listed on Section 6.13(a) of the Company Disclosure Letter).

(b)  The Company and Parent shall each use commercially reasonable efforts to promptly notify the other party in writing of (i) any written notice from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions, the failure of which to obtain would be material to the Company and its Subsidiaries, taken as a whole, and (ii) any Proceedings commenced relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of Transactions.

(c)  From the date of this Agreement to the earlier of the termination of this Agreement and the Effective Time, the Company shall use commercially reasonable efforts to promptly notify Parent in writing of any unauthorized use, disclosure, misuse, alteration, loss, or acquisition of, or access to Personal Data, including but not limited to any unauthorized use, disclosure, misuse, alteration, loss, or acquisition of, or access to, Personal Data violating any Privacy and Data Security Requirement, in each such case, (i) that the Company has determined is or is reasonably likely to have a material adverse impact on the Company and its Subsidiaries, taken as a whole and (ii) becomes actually known to the General Counsel, the Chief Administrative Officer or the Chief Technology Officer;

(d)  Parent acknowledges and agrees that (i) nothing contained in this Section 6.13 is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time in violation of applicable Law and (ii) notwithstanding the Company and its Subsidiaries compliance with this Section 6.13, the condition set forth in Section 7.02(b) (as applied to this Section 6.13) shall be deemed satisfied unless the Company or any of its Subsidiary’s willfully and materially breaches this Section 6.13.

(e)  For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.13 shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit or affect the remedies available hereunder.

SECTION 6.14.  Stock Exchange De-Listing; Exchange Act Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock and the suspension of the Company’s reporting obligations under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.15.  Resignation of Directors and Officers.  To the extent requested by Parent, the Company shall use its commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director and officer of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

SECTION 6.16.  Closing Indebtedness.  (a)  To the extent reasonably requested by Parent, (i) the Company shall, or shall cause its Subsidiaries to, deliver all notices of prepayment with respect to the loans and other extensions of credit outstanding under, and/or notices of termination of all commitments to extend credit under, the Credit Agreement, (in each case, contingent upon the occurrence of the Closing).  In addition, if reasonably requested by Parent, the Company and its Subsidiaries shall use commercially reasonable efforts to obtain from the agent under the Credit Agreement prior to the Closing Date a payoff letter with respect to the obligations under the Credit Agreement (the “Payoff Letter”), in form and substance customary for transactions of this type which Payoff Letter shall, among other things, include the payoff amount (and the daily accrual thereafter) and provide that Liens (and guarantees), if any, granted in connection with the Credit Agreement relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness shall, upon the payment of the amount set forth in the Payoff Letter at the Closing, be released and terminated (subject to delivery of funds as arranged by Parent and the filing of appropriate UCC-3 termination statements and other termination filings). To the extent that Parent makes any request pursuant to this Section 6.16, it is understood that the obligation to provide the payment or payoff amount required under the Payoff Letter shall be solely the obligation of Parent until after the Closing has occurred.

(b)  To the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, issue at the time requested by Parent (which time may be prior to the Closing Date) one or more notices, conditioned on the occurrence of the Closing, to effect the optional redemption of all of the outstanding aggregate principal amount of the 2025 Notes and 2028 Notes in accordance with the terms of the Indenture on (or, at the option of Parent, following) the Closing Date.  The Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope in accordance with the Indenture in connection with the matters contemplated by this Section 6.16(b).

SECTION 6.17.  Financing Assistance.

(a)  Prior to the Closing, the Company shall use reasonable best efforts, and shall cause its Subsidiaries to use reasonable best efforts, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the “Company Representatives”) to, at Parent’s sole cost and expense, provide such reasonable cooperation that is reasonably necessary and customary and reasonably requested by Parent to assist Parent in the arrangement of any bank financing and/or bond offerings for the purpose of financing the Merger, the fees and expenses incurred in connection therewith and the other Transactions, including any repayment or refinancing of debt contemplated by this Agreement (the “Debt Financing”), including using reasonable best efforts to (i) provide such pertinent and customary financial and operating information regarding the Company as may be reasonably requested by Parent in connection with the Debt Financing; provided that (I) the Company shall only be obligated to deliver such information to the extent such information may be obtained from the books and records of the Company and (II) the Company shall not be obligated to furnish any Excluded Information and (ii)  upon reasonable prior notice, assist with the preparation of materials for lender or investor presentations, bank information memoranda, prospectuses or offering memoranda and similar marketing or syndication documents required or to be used in connection with the Debt Financing; provided that any such presentation, prospectus, memorandum or document that includes disclosure and financial statements with respect to the Company shall only reflect the Surviving Corporation as the obligor(s) and no such presentations, prospectus, memorandum or document shall be required to be issued by the Company or its Subsidiaries.

(b)  Notwithstanding anything to the contrary in this Section 6.17, nothing will require the Company, its Subsidiaries or the Company Representatives to provide (or be deemed to require the Company to prepare) any (1) pro forma financial statements, projections or other prospective information; (2) description of all or any portion of the Financing or other information customarily provided by financing sources or their counsel; (3) risk factors relating to all or any component of the Financing; (4) “segment” financial information; or (5) other information required by Rules 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information with respect to a business to be acquired required by Item 402 of Regulation S-K under the Securities Act (“Excluded Information”).

(c)  Notwithstanding anything herein to the contrary, (i) such requested cooperation pursuant to this Section 6.17 shall not (A) unreasonably disrupt or interfere with the business or the operations of the Company or its Subsidiaries or (B) cause competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 6.17 shall require cooperation to the extent that it would (A) subject any of the Company’s or its Subsidiaries’ respective directors, managers, officers, employees or Company Representatives to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, the Company’s and/or any of its Subsidiaries’ organizational documents or any Law, or result in the contravention of, or violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party, (C) cause any condition to the Closing set forth in Sections 7.01 or 7.03 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither the Company nor any Subsidiary thereof shall be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with any Debt Financing or the repayment or redemption of any indebtedness or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing or the repayment of the indebtedness or any information utilized in connection therewith (it being understood and agreed that the Company and its Subsidiaries will issue any notices required to be issued pursuant to Section 6.16), (B) subject to Section 6.16, deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where the Company determines in good faith that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Contract, or (D) waive or amend any terms of this Agreement or any other Contract to which the Company or its Subsidiaries is party and (iv) none of the Company or any of its Subsidiaries or their respective directors, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, with respect to the Debt Financing or, except with respect to notices issued pursuant to Section 6.16, the prepayment or redemption of any indebtedness, or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained.

(d)  The Company hereby consents to the use of all logos of the Company and its Subsidiaries in connection with the Debt Financing so long as such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries. Parent shall indemnify and hold harmless each of the Company, its Subsidiaries and their respective Company Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.17, except with respect to any actual and intentional fraud or willful and material breach by the Company or any of its Subsidiaries (as determined by a court of competent jurisdiction in a final and non-appealable order). Parent shall, promptly upon written request of the Company, reimburse the Company and the Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or the Subsidiaries (including those of their respective Company Representatives) in connection with the cooperation and assistance required by this Section 6.17.

(e)  Each of Parent and Merger Sub acknowledges and agrees that (i) the obtaining of the Debt Financing is not a condition to the Closing, and (ii) that none of Parent’s or Merger Sub’s respective obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining financing in respect of the Transactions.

(f)  All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Merger Sub or any of their respective Representatives pursuant to this Section 6.17 shall be kept confidential in accordance with the Confidential Disclosure Agreement, it being understood and agreed that disclosure to Parent’s debt financing sources shall be permitted to the same extent as disclosure to the banks expressly named therein as Approved Financing Sources.

(g)  For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 6.17 represent the sole obligation of the Company, its Subsidiaries, and their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing or the repayment of the Funded Indebtedness and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

ARTICLE VII

Conditions Precedent to the Merger

SECTION 7.01.  Conditions to Each Party’s Obligation.  The respective obligation of each party to effect the Merger is subject to the satisfaction (or waiver by each of the parties) on or prior to the Closing Date of the following conditions:

(a)  No Legal Restraints.  No applicable Law or Judgment or other legal or regulatory restraint or prohibition (in each case whether temporary, preliminary or permanent in nature) by a court of competent jurisdiction or other Governmental Entity, or agreement entered into by (or with the consent of) each party in compliance with Section 6.03(d) with any Governmental Entity, (i) restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger or the other Transactions or (ii) imposing any Remedial Action (other than a Permitted Remedial Action) (collectively, the “Legal Restraints”) shall be in effect;

(b)  Required Regulatory Approvals. The expiration or termination of any applicable waiting period (including any extension thereof) under the HSR Act shall have occurred, and all other Required Regulatory Approvals expressly set forth on Section 7.01(b) of the Company Disclosure Letter shall have been obtained, in each case, without, except as otherwise agreed by Parent in its sole discretion, the imposition of any Remedial Action (other than a Permitted Remedial Action);

(c)  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained; and

(d)  Information Statement. The Information Statement shall have been mailed to the Company’s stockholders in accordance with Section 6.01(a) at least 20 Business Days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

SECTION 7.02.  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent and Merger Sub) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties of the Company.  The representations and warranties of the Company (i) set forth in Section 3.07(a) (Absence of Certain Changes or Events) shall be true and correct as of the Closing Date as though made at and as of such date; (ii) set forth in Section 3.02(a) through (d) (Capital Structure) shall be true and correct, as of the Closing Date as though made at and as of such date, except for any de minimis inaccuracies; (iii) set forth in Section 3.01(a) (Organization, Standing and Power), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.05(a)(i)(x) (No Conflicts), and Section 3.21 (Brokers and Other Advisors) and Section 3.22 (Opinions of Financial Advisors) shall be true and correct in all material respects as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) and (iv) set forth in Article III other than those specified in the foregoing clauses (i), (ii) and (iii) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and

(c)  Company Officer’s Certificate.  Parent and Merger Sub shall have received from the Company a certificate, dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company, certifying that the conditions set forth in clauses (a) and (b) of this Section 7.02 have been satisfied.

SECTION 7.03.  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties of Parent and Merger Sub.  The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.01 (Organization, Standing and Power), Section 4.03 (Authority; Execution and Delivery; Enforceability) and Section 4.06 (Brokers and Other Advisors) shall be true and correct in all material respects at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) and (ii) set forth in Article IV other than those specified in the foregoing clause (i) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Parent Material Adverse Effect” or similar qualifications and exceptions contained therein) both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)  Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement as of the Effective Time; and

(c)  Parent Officer’s Certificate.  The Company shall have received from Parent a certificate, dated the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent, certifying that the conditions set forth in clauses (a) and (b) of this Section 7.03 have been satisfied.

SECTION 7.04.  Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 7.01, Section 7.02, or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform in all material respects its obligations under this Agreement or by such party’s material breach of any other provision of this Agreement.

ARTICLE VIII

Termination; Amendment and Waiver

SECTION 8.01.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (whether before or after receipt of the Company Stockholder Approval, except as otherwise expressly noted):

(a)  by mutual written consent of Parent, Merger Sub and the Company;

(b)  by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before April 15, 2022 (such date, as extended pursuant to this Section 8.01(b)(i), the “Outside Date”); provided, however, that in the event the conditions set forth in Section 7.01(a) (in each case, if the Legal Restraint or Proceeding relates to Antitrust Laws) or 7.01(b) shall not have been satisfied on or before the Outside Date, but all other conditions set forth in Article VII have been satisfied (or waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied on such date) on or before such date, then either Parent or the Company may, by delivering written notice to the other party no later than 5:00 p.m., New York City time, on the Outside Date, extend the Outside Date to July 15, 2022 (the “Extended Outside Date”); provided, however, that in the event the conditions set forth in Section 7.01(a) (in each case, if the Legal Restraint or Proceeding relates to Antitrust Laws) or Section 7.01(b) shall not have been satisfied on or before the Extended Outside Date, but all other conditions set forth in Article VII have been satisfied (or waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied on such date) on or before such date, then either Parent or the Company may, by delivering written notice to the other party no later than 5:00 p.m., New York City time, on the Extended Outside Date, extend the Outside Date to October 15, 2022; provided, that notwithstanding the foregoing (including the foregoing proviso), the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party (which in the case of Parent or Merger Sub, includes either or both of Parent and Merger Sub) whose action or failure to act has been a principal cause of or directly resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(ii) if any Legal Restraint permanently (i) restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger or the other Transactions or (ii) imposing a Remedial Action (other than a Permitted Remedial Act) shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party (which in the case of Parent or Merger Sub, includes either or both of Parent and Merger Sub) if the failure of such party (which in the case of Parent or Merger Sub, includes either or both of Parent and Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of or directly resulted in the issuance of such final, non-appealable Legal Restraint.

(c)  by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be cured prior to the Outside Date (as may be extended pursuant to Section 8.01(b)(i)) or, if capable of being cured, has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach (which notice shall include reasonable detail regarding such breach) and (y) the Outside Date (provided, that Parent and Merger Sub are not then in material breach of this Agreement, which breach would give rise to the failure of any of the conditions set forth in Section 7.03(a) or Section 7.03(b));

(d)  by Parent, prior to receipt of the Company Stockholder Approval, if  an Adverse Recommendation Change has occurred;

(e)  by the Company, if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be cured prior to the Outside Date (as may be extended pursuant to Section 8.01(b)(i)) or, if capable of being cured, has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach (which notice shall include reasonable detail regarding such breach) and (y) the Outside Date (provided, that the

Company is not then in material breach of this Agreement, which breach would give rise to  the failure of any of the conditions set forth in Section 7.02(a) or Section 7.02(b));

(f)  by the Company, prior to receipt of the Company Stockholder Approval, in order to enter into, concurrently with the termination of this Agreement, a definitive written agreement providing for the consummation of a Superior Proposal in accordance with Section 5.02; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) unless the Company has complied with Section 5.02(f) and has paid, or simultaneously with the termination of this Agreement pursuant to this Section 8.01(f) pays, the Company Termination Fee in accordance with Section 6.06; or

(g)  by Parent, if the Stockholder Consent, duly executed by the Principal Stockholders and representing greater than 59% of the outstanding shares of Company Common Stock, shall not have been delivered to Parent and the Company prior to 8:30 a.m., New York City time, on the date immediately following the date of this Agreement.

SECTION 8.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no force and effect (other than the last sentence of Section 6.02, the last two sentences of Section 6.03(d), Section 6.06, Section 6.17(b), this Section 8.02 and Article IX, which provisions shall survive such termination), without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand, except that no such termination shall relieve any party from liability arising out of or resulting from actual and intentional fraud or the willful and material breach by such party of any provision set forth in this Agreement.  For purposes of this Agreement, “willful and material breach” means a deliberate and intentional act or failure to act, which act or failure to act constitutes in and of itself a material breach of any representation, warranty, agreement or covenant set forth in this Agreement that the breaching party is aware would, or would reasonably be expected to, result in a material breach of such representation, warranty, agreement or covenant set forth in this Agreement.

SECTION 8.03.  Amendment; Extension; Waiver.  This Agreement may be amended, modified and supplemented in any and all respects only by an instrument in writing signed on behalf of each of the parties.  Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.  At any time prior to the Effective Time, the parties (treating Parent and Merger Sub as one party for this purpose) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement.  Notwithstanding the foregoing, there shall be made no amendment, modification or supplement to this Agreement (x) after receipt of the Company Stockholder Approval which requires further approval by the stockholders of the Company without the further approval of such stockholders or (y) after the Effective Time.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

General Provisions

SECTION 9.01.  Nonsurvival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement, that by its terms applies or contemplates performance in whole or in part after the Effective Time.

SECTION 9.02.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, or sent by email, or sent by reputable overnight courier service and shall be deemed to have been duly delivered and received hereunder when given when so delivered by hand, or, if mailed, one Business Day after mailing by reputable overnight courier service (providing proof of delivery) or, if emailed, on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating nondelivery is received with respect thereto) (provided, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.02 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 9.02), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 9.02):

(a)      if to Parent or Merger Sub, to:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, MA 02451
E-mail: michael.boxer@thermofisher.com
Attention:  Michael Boxer, Senior Vice President and General Counsel

with a copy (which shall not constitute actual or constructive notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
E-mail:       fsaeed@cravath.com
                    tchen@cravath.com
Attention:   Faiza J. Saeed
                    Ting S. Chen

(b)      if to the Company, to:

PPD, Inc.
929 North Front Street
Wilmington, North Carolina 28401
E-mail: Julia James, General Counsel
Attention: Julia.James@ppd.com

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
E-mail:     aklein@stblaw.com
Attention: Alan Klein

and

Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
E-mail:       aazher@stblaw.com
Attention:  Atif Azher

SECTION 9.03.  Definitions.  For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable to the Company in the aggregate than those contained in the Confidential Disclosure Agreement (it being understood that such confidentiality agreement need not include any “standstill” or similar provision to the extent that Parent is, concurrently with the entry by the Company into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement).

“Additional Stockholder” shall mean the stockholder of the Company set forth on Section 9.03 of the Company Disclosure Letter.

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign competition, merger control, foreign investment, antitrust or similar Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, or that aim at reviewing and controlling foreign investment.

A “Business Day” means any day other than a Saturday, Sunday or any day on which banks are required or authorized by Law to close in New York, New York.

“cGMP” means the standards mandated by Law or regulatory guidance relating to the quality oversight, design, manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, importing, exporting, handling and holding of drugs, biologics, diagnostic tests, medical devices, and combination products.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other employment, consulting, bonus, pension, profit-sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, paid time off, fringe benefit, severance, change in control, retention, disability, death benefit, hospitalization, medical, welfare benefit, post-employment or retirement or other compensatory or employee benefit plan, agreement, policy, program, or arrangement, in each case (i) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries for the benefit of any former or current director, officer, employee or independent contractor of the Company or any Subsidiary of the Company or (ii) with respect to which the Company or any Subsidiary of the Company has any liability.

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary of the Company.

“Company Material Adverse Effect” means any change, event, effect, development or occurrence that (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of the Company and the Subsidiaries of the Company, taken as a whole, excluding any effect to the extent it results from or arises out of (i) general conditions in the industries in which the Company operates, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit market conditions and capital markets price levels or trading volumes), in each case in the United States or elsewhere in the world, (iii) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (v) any hurricane, tornado, flood, volcano, earthquake, epidemic, disease outbreak, public health event, pandemic (including COVID-19 and any worsening thereof (including any COVID-19 Response)) or other natural or man-made disaster, (vi) the failure of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company and/or its Subsidiaries (it being understood that the underlying facts or occurrences giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts or occurrences are not otherwise excluded from being taken into account pursuant to this definition in determining whether the has been a Company Material Adverse Effect), (vii) the execution, announcement, performance or consummation of any of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees of Governmental Entities, or any Proceeding brought by any Company stockholder (direct or derivative) in respect of this Agreement or any of the Transactions, in each case to the extent resulting from or arising in connection with such announcement or consummation (it being understood that this clause (vii) shall not apply with respect to (a) any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the performance of obligations under this Agreement, including the Transactions or (b) any closing condition related to the foregoing clause (a)), (viii) any action taken by the Company or its Subsidiaries that is expressly required by this Agreement (other than 5.01(a)) or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is expressly prohibited by this Agreement (only to the extent that Parent unreasonably withholds, conditions or delays consent to the taking of such action after receipt of the written request therefor from the Company), and (ix) changes resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, including the financing obtained or to be obtained by Parent, Merger Sub or any of their respective Affiliates, except, in the case of clause (i), (ii), (iii), (iv) or (v), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) or (b) prevents or materially impairs or delays the consummation of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement.

“Company PSU” means each restricted stock unit subject to performance-based vesting criteria payable in shares of Company Common Stock, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Restricted Share” means each share of Company Common Stock subject to vesting or forfeiture, whether granted pursuant to the Company Stock Plans or otherwise.

“Company RSU” means each restricted stock unit payable in shares of Company Common Stock, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Stock Option” means any option to purchase shares of Company Common Stock granted under a Company Stock Plan or otherwise.

“Company Stock Plans” means the Company’s 2017 Equity Incentive Plan and the Company’s 2020 Omnibus Incentive Plan, in each case, as amended from time to time.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (a) direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable , (b) direct or indirect acquisition of 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (c) tender offer or exchange offer that if consummated would result directly or indirectly in any Person or group (or the stockholders of any Person or group) (other than Parent and its Subsidiaries) beneficially owning 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction involving the Company which would result in any Person or group (or the stockholders of any Person or group) (other than Parent and its Subsidiaries) beneficially owning, directly or indirectly, 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof) or (e) any combination of the foregoing.  For the avoidance of doubt, the Merger and the other Transactions shall not be deemed a Company Takeover Proposal.

 “Contract” means any legally binding contract, lease, indenture, note, bond, loan, agreement, arrangement, understanding or other instrument.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or other mutations thereof.

“COVID-19 Response”  means any quarantine, travel restriction, “stay-at-home” orders, social distancing measures or other safety measures, workforce reductions, workplace or worksite shutdowns or slowdowns, factory closures,  “shelter in place”, “stay at home”, workforce reduction sequester  safety or similar Law, directive or guidelines promulgated by any Governmental Entity or other measures appropriate to, or other measures initiated to the extent reasonably necessary to, respond to, or mitigate the effects of, the COVID-19 Pandemic, as recommended by any Government Entity, including the Centers for Disease Control and Prevention and/or the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, or the Families First Coronavirus Response Act, as may be amended or any other applicable Law.

“Credit Agreement” means that certain Credit Agreement dated January 13, 2021, between the Company, PPD Development, L.P., JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and a L/C Issuer and each lender and L/C issuer from time to time party thereto, as amended, supplemented or otherwise modified.

“Designated Deferred Taxes” means any (i) “applicable employment taxes” (as defined in Section 2302(d)(1) of the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136)) the payment of which the Company or any of its Subsidiaries has elected to defer and any other Taxes the payment of which the Company or any of its Subsidiaries has elected to defer under any other Law arising out of or in response to COVID-19 and (ii) Taxes the payment of which the Company or any of its Subsidiaries has elected to defer under Section 965 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide Debt Financing to Parent, Merger Sub or any of their respective Subsidiaries in connection with the Transactions, including any party to any commitment letters, engagement letters, fee letters, joinder agreements, indentures, credit agreements or other definitive documentation entered into or relating to the Debt Financing, in each case as amended, modified, supplemented or replaced from time to time, together with each such debt provider’s respective affiliates and such debt provider’s and its affiliates’ respective Representatives; provided, that neither Parent, Merger Sub, nor any affiliate thereof, shall be a Financing Party.

“GCP” means the standards for clinical trials for drugs, biologics, diagnostic tests, medical devices, and combination products (including all applicable Laws and requirements relating to protection of human subjects) promulgated or endorsed by a Governmental Entity.

“GLP” means the standards, practices and procedures for research laboratories promulgated or endorsed by any applicable Governmental Entity.

“Indebtedness” means, with respect to any Person, without duplication, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (a) in respect of borrowed money (including obligations in respect of drawings under overdraft facilities) or with respect to unearned advances to such Person, (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services, including earn outs (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), (d) under capital leases (in accordance with GAAP), (e) in respect of outstanding letters of credit, bank guarantees and bankers’ acceptances, (f) for Contracts relating to interest rate or currency rate protection, swap agreements, collar agreements, forward agreements, futures agreements and similar hedging and derivative agreements, (g) any “keep well” or other agreement to maintain any financing or financial position or condition of another Person or otherwise having the economic effect of any of the foregoing or (h) any Indebtedness of others secured by a Lien on any asset of the such Person (whether or not such Indebtedness is assumed by the such Person) and, to the extent not otherwise included, the guarantee by the such Person of any Indebtedness of any other Person.

“Indenture” means that certain indenture, dated as of June 5, 2020, between Jaguar Holding  Company II, PPD Development, L.P. and Wilmington Trust, National Association, as trustee, as amended, supplemented or otherwise modified.

“Intellectual Property” means all intellectual property and other similar or equivalent proprietary rights throughout the world, including moral rights, whether registered or unregistered, including such rights in and to: (i) any patent (including all renewals, reissues, divisions, continuations, continuations-in-part, reexaminations, supplemental examinations, substitutions and extensions thereof), patent application, patent disclosure and other patent right, invention and discovery (whether or not patentable or reduced to practice) and any design or utility model (collectively, “Patents”);  (ii) any trademark, service mark, trade name, business name, corporate name, brand name, brand, design, logo, trade dress, social media user names, identifiers, handles and other indicia of origin, including any registration and any application for registration therefor, together with all goodwill associated therewith (collectively, “Trademarks”); (iii) any copyright, work of authorship (whether or not copyrightable), and related rights, software, programs, data and databases in any form (including any documentation thereof), design rights, including any registration and any application for registration therefor (collectively, “Copyrights”); (v) all data, databases, formulae, processes, methods, techniques, know-how and other proprietary or confidential information, however documented, including all  trade secrets within the meaning of applicable Law (collectively, “Trade Secrets”); and (vi) any Internet domain name (including top-level domain names and global top-level domain names).

“Intervening Event” means any event, development or change in circumstances (other than (1) a Company Takeover Proposal, (2) changes in the price of Company Common Stock, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event) or (3) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided, however, the underlying reasons for such events may constitute an Intervening Event)) that was not known to or reasonably foreseeable by the Company Board or any committee thereof prior to the execution and delivery of this Agreement.

“IT Assets” means computers, software, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, in each case used by the Company.

“JV Entity” means the entity set forth on Section 9.03(b) of the Company Disclosure Letter.

“knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers; provided that “knowledge of the Company” or “Company’s knowledge” shall also include the actual knowledge  of the individuals set forth on Section 9.03(c) of the Company Disclosure Letter.

“Liens” means any lien, pledge, mortgage, deed of trust, security interest, easement, option, right of first offer or refusal, servitude or other similar encumbrance.  For the avoidance of doubt, “Lien” does not include any license, option, covenant not to sue or other right to use or exploit with respect to any Intellectual Property.

“OSS” means any computer software program whose source code is published and made available under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Parent Material Adverse Effect” means any change, effect, event, fact, development or occurrence that prevents or materially impairs or delays the consummation of the Merger and the other Transactions or the ability of Parent or Merger Sub to perform its obligations under this Agreement.

“Permitted Liens” means (a) any Lien for Taxes not yet due and payable or Liens for Taxes being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP; (b) zoning, building codes and other land use Laws imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property; (c) utility easements, rights of way and similar recorded agreements, easements, covenants, reservations and restrictions, encumbrances, minor title defects and other similar matters, in each case, (A) that are matters of record and would not reasonably be expected to, individually or in the aggregate, materially detract from the value of, or materially impair the ability of the Company to use, occupy or operate the real property to which they relate in substantially the same manner as currently conducted or (B) that are disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof (and excluding in all events any Liens securing the payment of money); (d) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business consistent with past practice; provided, however, that the underlying obligations are not yet due and payable or are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP; (e) Liens disclosed in the Financial Statements and that will be removed on or before Closing or (f) any non-monetary Lien that does not have, and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

A “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, Governmental Entity or other entity.

“Personal Data” means (a) any information defined as “personal data”, “personally identifiable information” or “personal information” under any Privacy and Data Security Requirement, (b) any information that, alone or in combination with other information, can reasonably be used to identify an individual natural person or relating to an identified or identifiable natural person, directly or indirectly, including name, a unique identification number, government-issued identifier (including Social Security number and driver’s license number), physical address, gender and date of birth; and (c) individually identifiable health information constituting “protected health information” as defined under 45 C.F.R. § 160.103.  Personal Data that has been pseudonymized shall also be considered Personal Data to the extent treated as such under any Privacy and Data Security Requirement.

“Principal Stockholders” means the stockholder parties to the Written Consent.

“Privacy and Data Security Requirements” means (a) any Laws, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) to the extent applicable, Regulation (EU) 2016/679 (General Data Protection Regulation, and any other applicable regulations, statutes, regulatory authority guidance, or other legal or regulatory obligation concerning the Processing of Personal Data (b) material obligations under all contracts to which the Company or any of its Subsidiaries is a party that relate to Personal Data or protection of the IT Assets and (c) all of the Company’s and its Subsidiaries’ publicly posted or otherwise publicly provided policies, consents and/or notices (including if posted on the Company’s or its Subsidiaries’ products and services-related websites) regarding the Processing of Personal Data.

“Policy on Certain Terminations” means that certain 2020 PPD, Inc. Equity Plan Policy on Certain Terminations, as approved by the Compensation Committee of the Company Board on September 15, 2020.

“Process” or “Processing” with regard to Personal Data means the collection, use, storage, maintenance, retention, transmission, access, processing, recording, distribution, transfer, import, export, protection (including security measures), deletion, disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, financial advisors, legal counsel and other agents, advisors or representatives.

“Required Regulatory Approvals” means all Authorizations and Judgments of Governmental Entities (including the fulfillment of any conditions required by such Governmental Entity prior to the consummation of the Merger in connection with such Authorizations and Judgments), and the expiration or termination of all waiting periods (including any extension thereof), required in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger and the other Transactions under (a) the HSR Act and (b) any other Antitrust Law.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Senior Employee” means an employee of the Company or any Subsidiary of the Company with the title of Executive Director or above.

“Specified Agreement” means that certain Agreement and Plan of Merger, dated as of April 26, 2017, by and among Eagle Holding Company I, Eagle Holding Company II, LLC, Eagle Reorganization Merger Sub, Inc., Eagle Buyer, Inc. and Jaguar Holding Company I.

“Subsidiary” means, with respect to any Person, any entity of which:  (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company); (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held, directly or indirectly, by such Person or by any one or more of such Person’s Subsidiaries; (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person; or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.  Notwithstanding anything to the contrary in this Agreement, the term “Subsidiary” shall not include the JV Entity, other than for purposes of the representations and warranties of the Company in Article III, and all such representations and warranties set forth in Article III with respect to the JV Entity shall be (i) made to the knowledge of the Company and (ii) other than with respect to the representations and warranties set forth in Section 3.01, Section 3.03 and Section 3.05 and the condition set forth in Section 7.02(a), true and correct, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein, except as would not reasonably be expected to have a Company Material Adverse Effect.

“Superior Proposal” means any bona fide written Company Takeover Proposal made by a third party or group that is not solicited in violation of Section 5.02 that the Company Board has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (x) is reasonably capable of being consummated on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all material conditions contained therein and for which financing (if required) is committed and is reasonably likely to be obtained, and (y) to be more favorable from a financial point of view to the Company’s stockholders, than the transactions contemplated hereby (taking into account any changes to this Agreement proposed by Parent in writing in a binding offer in accordance with Section 5.02(f) in response to such Company Takeover Proposal); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50.1%”.

 “Tax Return” means all returns, declarations, statements, reports, filings, claims for refund, schedules, forms and information returns submitted to any Governmental Entity with respect to or relating to Taxes and any amendments thereto.

“Taxes” means any and all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes.

“Transactions” means the Merger and the other transactions contemplated hereby.

SECTION 9.04.  Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  Any terms used in the Company Disclosure Letter or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The Exhibits to this Agreement and the Company Disclosure Letter are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Company Disclosure Letter any items, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of the Company Disclosure Letter shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Company Disclosure Letter to which such matter’s application or relevance is reasonably apparent from the face of such disclosure Nothing contained in the Company Disclosure Letter shall be construed as an admission of liability or responsibility of any party to any third party in connection with any pending or threatened legal proceeding or otherwise.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date hereof” or “date of this Agreement”  shall be deemed to refer to April 15, 2021. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.  As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.  The term “made available”, “provided”, “disclosed” or words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to Parent on the DFS Venue due diligence data site and/or clean room maintained by the Company for the purpose of the Transactions not later than the day immediately prior to the date of this Agreement or (b) publicly available by virtue of the Company’s filing of a publicly available report, form or schedule with the SEC pursuant to the Securities Act or the Exchange Act not later than the day prior to the date of this Agreement, except, in each case, to the extent the contents of such documents, instruments or materials are redacted (unless unredacted versions are provided in a “clean room”) or (c) delivered by e-mail to Parent or its Representatives not later than the day immediately prior to the date of this Agreement.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, or (B) such item is otherwise set forth or reflected on the balance sheet or financial statements.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner such that the Transactions are fulfilled to the fullest extent possible.

SECTION 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts (including by .pdf, .tif, .gif, .jpg or similar attachment to email (any such delivery, an “Electronic Delivery”)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by Electronic Delivery shall be deemed to be an original and effective as delivery of a manually executed counterpart of this Agreement.  No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

SECTION 9.07.  Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.  (a)  This Agreement, together with any Exhibit hereto and the Company Disclosure Letter and the Confidential Disclosure Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter hereof and thereof, (ii) are not intended to confer upon any Person other than the parties any rights or remedies, except (x) the right of the Company’s stockholders to receive the Merger Consideration pursuant to Article II following the Effective Time in accordance with the terms of this Agreement, (y) the right of the holders of Company Stock Options, Company RSUs or Company PSUs to receive the consideration (including, for the avoidance of doubt, the Converted Stock Option Awards, Converted RSU Awards, and Converted PSU Awards, as applicable) set forth in Section 2.03 following the Effective Time and (z) pursuant to Section 6.05, which is intended to be for the benefit of the Indemnified Persons and the other Persons covered by the insurance provided pursuant thereto.

(b)  Except for the representations and warranties contained in Article III or in any certificate delivered to Parent in connection with the consummation of the Merger, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Subsidiaries of the Company or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions.

(c)  Except for the representations and warranties contained in Article IV, or in any certificate delivered to the Company in connection with the consummation of the Merger, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 9.08.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that either Parent or Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent (in the case of Merger Sub) or to any direct or indirect wholly owned Subsidiary of Parent but no such assignment shall relieve Parent or Merger Sub, as applicable, of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.  Specific Enforcement; Jurisdiction.  (a)  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement.  Each of the parties further agrees not to assert that a remedy of specific enforcement is unenforceable, invalid or contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”) for the purpose of any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Chosen Courts in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, in accordance with Section 9.02 (provided, that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Chosen Courts.  The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  The foregoing shall not restrict any party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment, or to bring suit for the recognition or enforcement of any judgment obtained in any Chosen Court.

SECTION 9.11.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT MAKES THIS WAIVER VOLUNTARILY AND THAT THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY,

AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12.  Financing Provisions.  Notwithstanding anything in this Agreement to the contrary (including Section 8.03 or any other provisions of this Article IX): each of the parties hereto, on behalf of itself, its Subsidiaries and each of its controlled affiliates, hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (including any debt commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, and agrees not to bring or support any such Proceeding against any Financing Party in any forum other than such courts, (b) agrees that any such Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any such Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (including any debt commitment letters), (e) agrees that only Parent (including its permitted successors and assigns under any of the agreements entered into in connection with the Debt Financing) shall be permitted to bring any claim (including any claim for specific performance) against a Financing Party for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any of the agreements entered into in connection with the Debt Financing (including any debt commitment letters) and that neither the Company nor any of its Subsidiaries or controlled affiliates shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under such agreements against the Financing Parties party thereto, (f) agrees in no event will any Financing Party be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing, and (g) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.12 and that this Section 9.12 may not be amended, modified or waived without the written consent of the Financing Parties.  Notwithstanding the foregoing, nothing in this Section 9.12 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Party’s obligations to Parent under any of the agreements entered into in connection with the Debt Financing (including any debt commitment letters).

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

THERMO FISHER SCIENTIFIC INC., as Parent,

By:	/s/ Paul Parker
	Name:	Paul Parker
	Title:	Senior Vice President, Strategy and Corporate Development

POWER ACQUISITION CORP., as Merger Sub,

By:	/s/ Sharon Briansky
	Name:	Sharon Briansky
	Title:	Secretary

PPD, INC., as the Company,

By:	/s/ David Simmons
	Name:	David Simmons
	Title:	Chairman & Chief Executive Officer

[Signature Page to Merger Agreement]